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As filed with the Securities and Exchange Commission on December 9, 2002

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-1F

(RULE 14d-102)

TENDER OFFER STATEMENT PURSUANT TO RULE 14d-1(b)
UNDER THE SECURITIES EXCHANGE ACT OF 1934

COGNICASE INC.
(Name of Subject Company (Issuer))

Québec, Canada
(Jurisdiction of Subject Company's (Issuer's) Incorporation or Organization)

CGI GROUP INC.
(Bidder)

Common Shares, no par value
(Title of Class of Securities)

192 423 101
(CUSIP Number of Class of Securities (if Applicable))

Jean-René Gauthier, Esq.
McCarthy Tétrault LLP
Windsor Tower, 5th Floor
1170 Peel Street
Montreal Québec
Canada H3B4S8
(514) 397-4237
 (Name, Address (Including Zip Code) and Telephone Number(Including Area Code)
of Person(s) Authorized to Receive Notices and Communications on Behalf of Bidder)

Copies to:
Robert J. Grammig, Esq.
Holland & Knight LLP
400 North Ashley Drive
Suite 2300
Tampa, Florida 33602
(813) 227-8500

December 6, 2002(1)
(Date Tender Offer First Published, Sent or Given to Security Holders)

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee

US$39,600,000.00(2)	US$7,920.00(2)

(1)
The Tender Offer was first published in Canada on December 6, 2002.
(2)
The fee has been calculated pursuant to general instruction II.C(1) to Schedule 14D-1F, based on approximately 20,000,000, the number of common shares outstanding of COGNICASE INC. in the United States and Cdn. $3.075 the average of the high and low prices reported on the Toronto Stock Exchange for common shares of COGNICASE INC. on December 2, 2002, divided by 1.5595 the noon buying rate in New York City on December 2, 2002 for cable transfers in Canadian dollars as certified by the Federal Bank of New York.

☒
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offering fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $3,643.20	Registration No.: 333-101717
Filing Party: CGI Group Inc.	Date Filed: December 9, 2002
Form: F-8

PART I

INFORMATION REQUIRED TO BE SENT TO SHAREHOLDERS

Item 1. Home Jurisdiction Documents

        Offer and Circular dated as of December 6, 2002, including the Letter of Transmittal and Notice of Guaranteed Delivery.

Item 2. Informational Legends

        See the inside cover page of the Offer and Circular dated as of December 6, 2002.

This document is important and requires your immediate attention. If you are in any doubt as to how to deal with it, you should consult your investment dealer, stockbroker, bank manager, lawyer or other professional advisor.

No securities commission or similar authority in Canada has in any way passed upon the merits of the securities offered hereunder and any representation to the contrary is an offence. Information has been incorporated by reference in this Offer and Circular from the documents filed with securities commissions or similar authorities in Canada (the permanent information record in Québec), copies of which may be obtained upon request without charge from the Secretary of CGI Group Inc. at 1130 Sherbrooke Street West, Montreal, Québec H3A 2M8 (514) 841-3200.

CGI GROUP INC.

OFFER TO PURCHASE
all of the outstanding common shares of

COGNICASE INC.

on the basis of, at the option of the holder, for each Cognicase Share,

Cdn. $4.25 cash
or
0.5484 Class A Subordinate Shares of CGI Group Inc.,

or any combination thereof,
subject to the maximum aggregate cash consideration and maximum aggregate share consideration
(and corresponding pro-ration) set out herein

        This offer to purchase (the "Offer") all of the outstanding common shares (including common shares which may become outstanding after the date of this Offer upon the exercise of outstanding options and other securities, instruments and rights convertible or exchangeable into common shares of Cognicase Inc. ("Cognicase") or entitling the holder thereof to acquire common shares) (the "Cognicase Shares") of Cognicase made by CGI Group Inc. ("CGI" or the "Offeror"), will be open for acceptance until 5:00 p.m. (Montreal time) on January 13, 2003 (the "Expiry Time"), unless withdrawn or extended. The Offer was announced by press release issued on December 6, 2002. On December 5, 2002, the last trading day prior to the date of announcement of the Offer, the closing price of the Cognicase Shares on the Toronto Stock Exchange (the "TSX") and on The Nasdaq National Market ("Nasdaq") was Cdn. $3.40 and US $2.17, respectively, and the 20-day and 90-day weighted average closing price of the Cognicase Shares on the TSX was Cdn. $3.04 and Cdn. $2.83, respectively. On such date, the Offer represents a 25% premium over the closing price of the Cognicase Shares on the TSX, and a 39.9% and 50.4% premium over the 20-day and 90-day weighted average closing price of the Cognicase Shares on the TSX, respectively.

        The Class A Subordinate Shares of CGI (the "CGI Shares") are listed on the TSX and on the New York Stock Exchange ("NYSE"). The TSX has conditionally approved the listing of the CGI Shares issuable pursuant to the Offer, subject to CGI fulfilling all the requirements of the TSX. CGI will file an additional listing application with the NYSE to have the CGI Shares issuable in the United States pursuant to the Offer listed on the NYSE. The closing price of the CGI Shares on December 5, 2002, the last trading day prior to the date of announcement of the Offer, was Cdn. $7.55 on the TSX and US $4.82 on the NYSE.

        The Offer is conditional upon, among other things, at least (i) 66 2/3% of the outstanding Cognicase Shares and (ii) 50.01% of the outstanding Cognicase Shares other than those Cognicase Shares held by persons whose Cognicase Shares would not be included as part of the "minority" in connection with any Subsequent Acquisition Transaction, being validly deposited under the Offer and not withdrawn as at the Expiry Time. This Offer is also subject to other conditions. See Section 4 of the Offer, "Conditions of the Offer".

        CGI has entered into a lock-up agreement with National Bank of Canada (the "Vendor") pursuant to which the Vendor has, subject to certain exceptions, irrevocably agreed to deposit pursuant to the Offer and not to withdraw an aggregate of 9,450,187 Cognicase Shares beneficially owned, directly or indirectly, by the Vendor. See Section 4 of the Circular, "Background to the Offer—Lock-Up Agreement".

        Shareholders who wish to accept the Offer must properly complete and execute the accompanying Letter of Transmittal or a manually signed facsimile thereof and deposit it, together with the certificate(s) representing Cognicase Shares, in accordance with the instructions in the Letter of Transmittal at any of the offices of Computershare Trust Company of Canada (the "Depositary") specified in the Letter of Transmittal so as to arrive there not later than the Expiry Time. Alternatively, Shareholders who wish to accept the Offer and whose share certificates are not readily available may follow the procedure for guaranteed delivery set forth under Section 3 of the Offer, "Manner of Acceptance—Procedure for Guaranteed Delivery", using the accompanying Notice of Guaranteed Delivery.

        Questions and requests for assistance may be directed to CIBC World Markets Inc. and Desjardins Securities Inc. (the "Dealer Managers") and to the Depositary, and additional copies of this document, the Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained without charge upon request from those persons at their respective offices shown on the last page of the Letter of Transmittal.

        If your Cognicase Shares are registered in the name of a nominee, you should contact your broker, investment dealer, bank, trust company or other nominee for assistance.

The Dealer Managers for the Offer are:
 CIBC World Markets Inc. and Desjardins Securities Inc.

December 6, 2002

(continued from cover)

NOTICE TO SHAREHOLDERS IN THE UNITED STATES

        THE SECURITIES OFFERED HEREBY HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THE OFFER AND CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

        The Offer is by a Canadian issuer that is permitted, under a multijurisdictional disclosure system adopted by the United States, to offer securities pursuant to the Offer and Circular in accordance with the disclosure requirements of Canada. Shareholders should be aware that such requirements are different from those in the United States. The financial statements included or incorporated by reference herein have been prepared in accordance with Canadian generally accepted accounting principles and are subject to Canadian auditing and auditor independence standards and, thus, may not be comparable to financial statements of United States companies.

        Shareholders should be aware that the acquisition of the securities described herein may have tax consequences both in the United States and in Canada, the home country of the Offeror. Such consequences for investors who are resident in, or citizens of, the United States are not described herein. See Section 18 of the Circular, "Canadian Federal Income Tax Considerations".

        The enforcement by Shareholders of civil liabilities under the United States federal securities laws may be adversely affected by the fact that the Offeror is incorporated under the laws of the Province of Québec, Canada, that some of its officers and directors are residents of Canada, that the experts named in the Offer and Circular are residents of Canada, that the Dealer Managers are residents of Canada, and that all or a substantial portion of the assets of the Offeror and said persons are located outside the United States.

        Shareholders should be aware that, during the Offer Period, the Offeror or its affiliates, directly or indirectly, may bid for or make purchases of the securities to be distributed or to be exchanged, or of certain related securities, as permitted by applicable laws or regulations of Canada or its provinces or territories.

        This tender offer is made for the securities of a foreign issuer and while the offer is subject to the disclosure requirements of Canada, the country in which Cognicase is incorporated or organized, Shareholders should be aware that these requirements are different from those of the United States. Financial statements included herein, if any, have been prepared in accordance with Canadian generally accepted accounting principles and thus may not be comparable to financial statements of United States companies.

        The enforcement by Shareholders of civil liabilities under the federal securities laws may be affected adversely by the fact that Cognicase is located in a foreign country, and that some or all of its officers and directors are residents of a foreign country.

        Investors should be aware that the Offeror or its affiliates, directly or indirectly, may bid for or make purchases of the issuer's securities subject to the Offer, or of the issuer's related securities, during the period of the Offer, as permitted by applicable Canadian laws or provincial laws or regulations.

        Investors should be aware that the Offeror or its affiliates, directly or indirectly, may bid for or make purchases of the issuer's securities subject to the Offer, or of the issuer's related securities, or of the Offeror's related securities, during the period of the Offer, as permitted by applicable Canadian laws or provincial laws or regulations.

        All dollar references in the Offer and Circular are in Canadian dollars, unless otherwise indicated. On December 5, 2002, the noon rate of exchange as reported by the Bank of Canada was US $1.00 = Cdn. $1.5611.

FORWARD LOOKING STATEMENTS

        Certain statements contained in the accompanying Circular in addition to certain statements contained elsewhere or incorporated in this document are "forward-looking statements" and are prospective. Such forward-looking statements are subject to risks, uncertainties and other factors which could cause actual results to differ materially from future results expressed or implied by such forward looking statements.

        This document does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made to, nor will deposits be accepted from or on behalf of, Shareholders in any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, the Offeror or its agents may, in their sole discretion, take such actions they may deem necessary to extend the Offer to Shareholders in such jurisdiction.

DEFINITIONS		4
SUMMARY		7
OFFER		11
1.	The Offer	11
2.	Time for Acceptance	12
3.	Manner of Acceptance	13
4.	Conditions of the Offer	15
5.	Extension and Variation of the Offer	18
6.	Notice of Change	19
7.	Payment for Deposited Cognicase Shares	19
8.	Withdrawal of Deposited Cognicase Shares	20
9.	Notice and Delivery	21
10.	Changes in Capitalization, Dividends and Distributions; Liens	22
11.	Mail Service Interruption	23
12.	Market Purchases	23
13.	Other Terms of the Offer	23
CIRCULAR		25
1.	Documents Incorporated by Reference	25
2.	The Offeror	26
3.	Cognicase	26
4.	Background to the Offer	27
5.	Purpose of the Offer and the Offeror's Plans for Cognicase	30
6.	Selected Historical and Pro Forma Condensed Consolidated Financial Information of CGI	30
7.	Pro Forma Capitalization of CGI	31
8.	Source of Funds	32
9.	Beneficial Ownership and Trading in Securities	32
10.	Commitments to Acquire Cognicase Shares	33
11.	Arrangements, Agreements or Understandings	33
12.	Material Changes and Other Information	33
13.	Effect of the Offer on Market and Listings	33
14.	Price Range and Trading Volume of Cognicase	34
15.	Price Range and Trading Volume of CGI Shares	35
16.	Acquisition of Cognicase Shares Not Deposited Under the Offer	36
17.	Regulatory Matters	38
18.	Canadian Federal Income Tax Considerations	39
19.	Acceptance of the Offer	43
20.	Financial Advisors, Dealer Managers and Soliciting Dealer Group	44
21.	Depositary	44
22.	Legal Matters	45
23.	Fees and Expenses	45
24.	Shareholder's Statutory Rights	45
25.	Documents Filed as Part of the US Registration Statement	45
CONSENT OF COUNSEL		46
CONSENT OF AUDITORS		47
APPROVAL AND CERTIFICATES		48
SCHEDULES
SCHEDULE "A"—Additional Information Concerning CGI		A-1
SCHEDULE "B"—Unaudited pro forma condensed consolidated financial statements		B-1

DEFINITIONS

        In the Offer and the Circular, unless the subject matter or context is inconsistent therewith, the following terms shall have the meanings set forth below.

        "Affected Securities" has the meaning ascribed thereto in Section 16 of the Circular, "Acquisition of Cognicase Shares Not Deposited Under the Offer—Subsequent Acquisition Transaction";

        "affiliate" has the meaning ascribed thereto in the QSA;

        "Antitrust Division" means the Antitrust Division of the United States Department of Justice;

        "associate" has the meaning ascribed thereto in the QSA;

        "Business Day" means any day, other than a Saturday, Sunday or any other day on which banking institutions in Toronto, Ontario and Montreal, Québec are authorized or obligated to close;

        "Cash Electing Shareholders" means the Shareholders electing the Cash Option;

        "Cash Option" means $4.25 in cash for each Cognicase Share;

        "CBCA" means the Canada Business Corporations Act, as amended;

        "CGI" means CGI Group Inc., a company incorporated under the laws of the Province of Québec;

        "CGI Shares" means Class A Shares;

        "Circular" means the take-over bid circular accompanying and forming part of the Offer;

        "Class A Shares" means the Class A Subordinate Shares in the share capital of CGI;

        "Class B Shares" means the Class B Shares (Multiple Voting) in the share capital of CGI;

        "Cognicase" means Cognicase Inc., a corporation incorporated under the laws of Canada;

        "Cognicase Shares" means the common shares in the share capital of Cognicase;

        "Competition Act" means the Competition Act (Canada), as amended;

        "Compulsory Acquisition" has the meaning ascribed thereto in Section 16 of the Circular, "Acquisition of Cognicase Shares not Deposited Under the Offer—Compulsory Acquisition";

        "Confidentiality Agreement" means the confidentiality agreement dated November 28, 2002 entered into between the Vendor and CGI, as more particularly described in Section 4 of the Circular, "Background to the Offer";

        "Consideration Alternatives" means the Cash Option, the Share Option or any combination thereof;

        "CVMQ" means the Commission des valeurs mobilières du Québec;

        "Dealer Managers" means CIBC World Markets Inc. and Desjardins Securities Inc.;

        "Depositary" means Computershare Trust Company of Canada;

        "Effective Date" has the meaning ascribed thereto in Section 3 of the Offer, "Manner of Acceptance—Power of Attorney";

        "Eligible Institution" means a Canadian schedule 1 chartered bank, a major trust company in Canada, a member of the Securities Transfer Agent Medallion Program (STAMP), a member of the Stock Exchanges Medallion Program (SEMP) or a member of the New York Stock Exchange, Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Dealers Association of

Canada, members of the National Association of Securities Dealers or banks and trust companies in the United States;

        "Exclusivity Agreement" means the exclusivity agreement dated November 29, 2002 entered into between the Vendor and CGI, as more particularly described in Section 4 of the Circular, "Background to the Offer—Exclusivity Agreement";

        "Expiry Date" means January 13, 2003, or such later date or dates as may be determined by the Offeror from time to time in respect of the Offer pursuant to Section 5 of the Offer, "Extension and Variation of the Offer";

        "Expiry Time" means 5:00 p.m. (Montreal time) on the Expiry Date, or such later time or times as may be fixed by the Offeror from time to time in respect of the Offer pursuant to Section 5 of the Offer, "Extension and Variation of the Offer";

        "FTC" means the United States Federal Trade Commission;

        "Going Private Transaction" has the meaning ascribed thereto in Rule 61-501 and Policy Q-27;

        "HSR Act" means the Hart-Scott Rodino Antitrust Improvements Act of 1976 (United States), as amended;

        "Letter of Transmittal" means the letter of transmittal in the form accompanying the Offer and Circular;

        "Lock-Up Agreement" means the lock-up agreement dated December 6, 2002 entered into between the Vendor and CGI, as more particularly described in Section 4 of the Circular, "Background to the Offer—Lock-Up Agreement";

        "Maximum Cash Consideration" means an amount in cash equal to 50% of the total consideration payable pursuant to the Offer on any Take-Up Date;

        "Maximum Share Consideration" means such number of CGI Shares having an aggregate value equal to 50% of the total consideration payable pursuant to the Offer on any Take-Up Date using a CGI Share price of $7.75;

        "Minimum Condition" means that there shall have been validly deposited under the Offer and not withdrawn as at the Expiry Time that number of Cognicase Shares, which, in the aggregate, equals at least (i) 66 2/3% of the outstanding Cognicase Shares and (ii) 50.01% of the outstanding Cognicase Shares other than those Cognicase Shares held by persons whose Cognicase Shares would not be included as part of the "minority" in connection with any Subsequent Acquisition Transaction;

        "Nasdaq" means The Nasdaq National Market;

        "NBG" means National Bank Group Inc., a wholly-owned subsidiary of the Vendor;

        "Notice of Change" has the meaning ascribed thereto in Section 6 of the Offer, "Notice of Change";

        "Notice of Guaranteed Delivery" means the notice of guaranteed delivery in the form accompanying the Offer and the Circular;

        "Notice of Variation" has the meaning ascribed thereto in Section 5 of the Offer, "Extension and Variation of the Offer";

        "NYSE" means the New York Stock Exchange;

        "Offer" means the offer made hereby to Shareholders to purchase Cognicase Shares;

        "Offer Period" means the period commencing on December 6, 2002, or any other later date or dates as prescribed by applicable securities legislation, and ending at the Expiry Time;

        "Offeror" means CGI;

        "Offeror's Notice" has the meaning ascribed thereto in Section 16 of the Circular, "Acquisition of Cognicase Shares Not Deposited Under the Offer—Compulsory Acquisition";

        "Options" means the outstanding options to purchase Cognicase Shares pursuant to Cognicase's stock option plan;

        "OSA" means the Securities Act (Ontario), as amended;

        "OSC" means the Ontario Securities Commission;

        "Other Securities" has the meaning ascribed thereto in Section 3 of the Offer, "Manner of Acceptance—Power of Attorney";

        "Policy Q-27" means Policy Q-27 of the CVMQ;

        "Pre-Notification Agreement" means the pre-notification agreement dated May 31, 2000 entered into between NBG and Cognicase, as more particularly described in Section 4 of the Circular, "Background to the Offer—Lock-Up Agreement";

        "Purchased Shares" has the meaning ascribed thereto in Section 3 of the Offer, "Manner of Acceptance—Power of Attorney";

        "QSA" means the Securities Act (Québec), as amended;

        "Regulations" has the meaning ascribed thereto in Section 16 of the Circular, "Acquisition of Cognicase Shares not Deposited under the Offer—Subsequent Acquisition Transaction";

        "Rights" means the outstanding securities and instruments convertible or exchangeable into Cognicase Shares and other rights to receive or acquire Cognicase Shares, other than Options, including under the terms of any agreements;

        "Rule 61-501" means OSC Rule 61-501—Insider Bids, Issuer Bids, Going Private Transactions and Related Party Transactions;

        "Share Electing Shareholders" means the Shareholders electing the Share Option;

        "Share Option" means 0.5484 CGI Shares for each Cognicase Share;

        "Shareholders" means the holders of Cognicase Shares;

        "Soliciting Dealer Group" has the meaning ascribed thereto in Section 20 of the Circular, "Financial Advisors, Dealer Managers and Soliciting Dealer Group";

        "Subsequent Acquisition Transaction" has the meaning ascribed thereto in Section 16 of the Circular, "Acquisition of Cognicase Shares Not Deposited Under the Offer—Subsequent Acquisition Transaction" and includes a Compulsory Acquisition;

        "Subsidiary" has the meaning ascribed thereto in the QSA;

        "Take-Up Date" means a date upon which the Offeror takes up or acquires Cognicase Shares pursuant to the Offer;

        "Tax Act" means the Income Tax Act (Canada), as amended;

        "TSX" means the Toronto Stock Exchange; and

        "Vendor" means National Bank of Canada, a Canadian chartered bank.

SUMMARY

        The following is a summary only and is qualified in its entirety by the detailed provisions contained in the Offer and Circular. Shareholders are urged to read the Offer and Circular in their entirety. The information concerning Cognicase contained in the Offer and Circular has been taken from or is based upon publicly available documents or records on file with Canadian securities regulatory authorities and other public sources at the time of the Offer, unless otherwise indicated, and cannot be independently verified by the Offeror. All currency amounts expressed herein, unless otherwise indicated, are in Canadian dollars.

The Offer

        The Offeror is offering, on the terms and subject to the conditions of the Offer, to purchase all of the outstanding Cognicase Shares (including Cognicase Shares which may become outstanding after the date of this Offer upon the exercise of outstanding Options and other Rights) on the basis of, at the option of the Shareholder, for each Cognicase Share:

  (a)
  $4.25 in cash (the "Cash Option");

  (b)
  0.5484 CGI Shares (the "Share Option"); or

  (c)
  any combination of the above;

as elected by a Shareholder in the applicable Letter of Transmittal, subject to the Maximum Cash Consideration and Maximum Share Consideration, and to pro-ration. See Section 1 of the Offer, "The Offer".

        Shareholders who do not properly elect a Consideration Alternative with respect to any Cognicase Shares deposited by them pursuant to the Offer will be deemed to have elected the Cash Option (subject to pro-ration) in respect of such Cognicase Shares.

        The Offer was announced by press release issued on December 6, 2002. On December 5, 2002, the last trading day prior to the date of announcement of the Offer, the closing price of the Cognicase Shares on the TSX and on Nasdaq was Cdn. $3.40 and US $2.17, respectively, and the 20-day and 90-day weighted average closing price of the Cognicase Shares on the TSX was Cdn. $3.04 and Cdn. $2.83, respectively. On such date, the Offer represents a 25% premium over the closing price of the Cognicase Shares on the TSX, and a 39.9% and 50.4% premium over the 20-day and 90-day weighted average closing price of the Cognicase Shares on the TSX, respectively.

        To the Offeror's knowledge, based upon publicly available documents, as at October 31, 2002, there were 62,399,738 Cognicase Shares outstanding.

Conditions of the Offer

        The Offeror reserves the right to withdraw or terminate the Offer and not take up and pay for any Cognicase Shares deposited under the Offer unless the conditions described in Section 4 of the Offer, "Conditions of the Offer", are satisfied or waived by the Offeror prior to the Expiry Time. Those conditions include, without limitation, the Minimum Condition. For a complete description of the conditions of the Offer, see Section 4 of the Offer, "Conditions of the Offer".

The Offeror

        CGI is the largest independent Canadian information technology (IT) services company and the fourth largest independent in North America.

        Headquartered in Montreal, CGI's operations are organized along geographic lines with three strategic business units: Canada and Europe, US and Asia Pacific and business process services, along with corporate services. CGI provides end-to-end IT services in six economic sectors: financial services, telecommunications, manufacturing/retail/distribution, governments, utilities and services, as well as healthcare. Some 72% of CGI's business is in the management of IT and business functions (outsourcing), and 28% in systems integration and consulting.

        CGI and its affiliated companies employ more than 14,600 people serving some 3,000 clients from more than 60 offices located around the world. CGI provides end-to-end IT services and business solutions to its clients, including IT facilities management through a network of state-of-the-art data centers in Canada (Montreal, Toronto and Regina), in the US (Phoenix) and in the UK (Basingstoke). CGI also has applications maintenance and development centers in India (Mumbai and Bangalore).

        As of the date hereof, the Offeror does not own any Cognicase Shares. See Section 2 of the Circular, "The Offeror".

Cognicase

        Cognicase was incorporated in October 1991 under the CBCA, and is a provider of information technology business solutions and software, including the implementation of integrated e-business solutions, technology configuration management, outsourcing, application service provider (ASP) services, re-engineering of existing applications for e-business, as well as project management and business process improvement consulting services. It is active in Canada, the United States and Europe.

Purpose of the Offer

        The purpose of the Offer is to enable the Offeror to acquire all of the Cognicase Shares. See Section 5 of the Circular, "Purpose of the Offer and the Offeror's Plans for Cognicase—Purpose of the Offer".

Lock-Up Agreement

        On December 6, 2002, CGI entered into the Lock-Up Agreement with the Vendor pursuant to which the Vendor has, subject to certain exceptions, irrevocably agreed to deposit pursuant to the Offer and not to withdraw an aggregate of 9,450,187 Cognicase Shares beneficially owned, directly or indirectly, by the Vendor. See Section 4 of the Circular, "Background to the Offer—Lock-Up Agreement".

Time for Acceptance

        The Offer is open for acceptance until 5:00 p.m. (Montreal time) on January 13, 2003, or such later time or times and date or dates to which the Offer may be extended from time to time by the Offeror in accordance with Section 5 of the Offer—"Extension and Variation of the Offer", unless withdrawn by the Offeror. See Section 2 of the Offer, "Time for Acceptance".

Manner of Acceptance

        A Shareholder wishing to accept the Offer must deposit, at or prior to the Expiry Time, the certificates representing the Cognicase Shares, together with a properly completed Letter of Transmittal at any one of the offices of the Depositary specified in the Letter of Transmittal. Instructions are contained in the Letter of Transmittal which accompanies the Offer. If a Shareholder wishes to deposit Cognicase Shares pursuant to the Offer and the certificates representing the Cognicase Shares are not immediately available or such person cannot deliver the certificates and all other required documents to the Depositary prior to the Expiry Time, such Cognicase Shares may nevertheless be deposited in compliance with the procedures for guaranteed delivery using the accompanying Notice of Guaranteed Delivery. See Section 3 of the Offer, "Manner of Acceptance". No fee or commission will be payable by holders of Cognicase Shares who deliver Cognicase Shares directly to the Depositary or utilize the facilities of the Soliciting Dealer Group to accept the Offer.

Payment

        If all of the conditions referred to in Section 4 of the Offer, "Conditions of the Offer", are satisfied or waived by the Offeror at or prior to the Expiry Time, the Offeror will be obligated to take up the Cognicase Shares validly deposited and not withdrawn under the Offer not later than ten days after the Expiry Date and to pay for the Cognicase Shares taken up as soon as possible, but in any event no later than the earlier of three Business Days after taking up the Cognicase Shares and ten days after the Expiry Date. Any Cognicase Shares validly deposited under the Offer after the first date on which the Cognicase Shares have been taken up by the Offeror will be taken up and paid for within ten days of such deposit. See Section 7 of the Offer, "Payment for Deposited Cognicase Shares".

Withdrawal of Deposited Cognicase Shares

        All deposits of Cognicase Shares pursuant to the Offer are irrevocable, except as provided in Section 8 of the Offer, "Withdrawal of Deposited Cognicase Shares".

Acquisition of Cognicase Shares not Deposited

        If the Offeror takes up and pays for the Cognicase Shares validly deposited under the Offer, the Offeror intends to acquire all of the Cognicase Shares not deposited under the Offer. See Section 16 of the Circular, "Acquisition of Cognicase Shares Not Deposited Under the Offer".

Canadian Federal Income Tax Considerations

        A Shareholder who is resident in Canada, who deals at arm's length with the Offeror, who holds Cognicase Shares as capital property and who disposes of Cognicase Shares to the Offeror under the Cash Option will realize a capital gain (or capital loss) equal to the amount by which the sum of cash received, net of any reasonable costs of disposition, exceeds (or is less than) the adjusted cost base to the Shareholder of the Cognicase Shares. A Shareholder who, under the Share Option, receives CGI Shares for Cognicase Shares will, unless such Shareholder chooses to treat the exchange of such Shareholder's Cognicase Shares for CGI Shares as a taxable transaction, be deemed to have disposed of such shares for proceeds of disposition equal to the Shareholder's adjusted cost base in respect of such Cognicase Shares immediately before the exchange and to have acquired the CGI Shares received in exchange therefore at a cost equal to such proceeds of disposition. See Section 18 of the Circular, "Canadian Federal Income Tax Considerations".

        The foregoing is only a brief summary of the Canadian federal income tax considerations. Shareholders are urged to consult their own tax advisors to determine the particular tax consequences to them of a sale of Cognicase Shares pursuant to the Offer or of any Subsequent Acquisition Transaction.

Depositary

        Computershare Trust Company of Canada is acting as Depositary under the Offer. The Depositary will be responsible for receiving deposits of certificates representing the Cognicase Shares and accompanying Letters of Transmittal at the office specified in the Letter of Transmittal. The Depositary will be responsible for receiving Notices of Guaranteed Delivery at the office specified in the Notice of Guaranteed Delivery. See Section 21 of the Circular, "Depositary".

Financial Advisors, Dealer Managers and Soliciting Dealer Group

        The Offeror has retained CIBC World Markets Inc. and Desjardins Securities Inc. to act as its exclusive financial advisors in connection with the Offer. CIBC World Markets Inc. and Desjardins Securities Inc. have also been retained to serve as the Dealer Managers for the Offer and to form a Soliciting Dealer Group consisting of members of the Investment Dealers Association of Canada and members of Canadian stock exchanges to solicit acceptances of the Offer. Depositing Shareholders will not be obligated to pay any fee or commission if they accept the Offer by using the services of the Dealer Managers or any member of the Soliciting Dealer Group to accept the Offer or by transmitting their Cognicase Shares directly to the Depositary. See Section 20 of the Circular, "Financial Advisors, Dealer Managers and Soliciting Dealer Group".

OFFER

December 6, 2002

TO: THE HOLDERS OF COMMON SHARES OF COGNICASE

1. The Offer

        The Offeror hereby offers to purchase, on and subject to the terms and conditions hereinafter specified, all of the outstanding Cognicase Shares (including Cognicase Shares which may become outstanding after the date of this Offer upon the exercise of outstanding Options and other Rights) on the basis of, at the option of the Shareholder:

  (a)
  the Cash Option;

  (b)
  the Share Option; or

  (c)
  any combination of the above;

as elected by a Shareholder in the applicable Letter of Transmittal, subject to the Maximum Cash Consideration and Maximum Share Consideration, and to pro-ration as set forth below. Shareholders who otherwise validly accept the Offer but fail in the Letter of Transmittal or Notice of Guaranteed Delivery, as applicable, to properly elect to tender the Cognicase Shares under the Cash Option or the Share Option shall be deemed (subject to pro-ration of the cash consideration) to have elected the Cash Option in respect of such Cognicase Shares.

        The Offer is made only for Cognicase Shares and is not made for any Options or other Rights. Any holder of such Options or Rights who wishes to accept the Offer should exercise the Options or other Rights in order to obtain certificates representing Cognicase Shares and deposit the same in accordance with the Offer. Any such exercise must be sufficiently in advance of the Expiry Time to assure the holder of Options or other Rights that they have Cognicase Shares certificates available for deposit before the Expiry Time or in sufficient time to comply with the procedures referred to in Section 3 of the Offer, "Manner of Acceptance—Procedure for Guaranteed Delivery".

        To the Offeror's knowledge, based upon publicly available documents, as at October 31, 2002, there were 62,399,738 Cognicase Shares outstanding.

        The actual consideration to be received by a Cash Electing Shareholder and a Share Electing Shareholder will be determined in accordance with the following:

  (a)
  the aggregate cash amount that the Offeror will be required to pay for Cognicase Shares acquired from Cash Electing Shareholders (and deemed Cash Electing Shareholders) pursuant to the Offer on any Take-Up Date shall not exceed the Maximum Cash Consideration on such Take-Up Date;

  (b)
  the aggregate number of CGI Shares that CGI will be required to issue for Cognicase Shares acquired from Share Electing Shareholders (and deemed Share Electing Shareholders) pursuant to the Offer on any Take-Up Date shall not exceed the Maximum Share Consideration on such Take-Up Date;

  (c)
  if the Cash Electing Shareholders elect to receive, in the aggregate, more than the Maximum Cash Consideration for the Cognicase Shares taken up or acquired on any Take-Up Date, the amount of the purchase consideration paid in cash to each of the Cash Electing Shareholders shall be pro-rated so that in the aggregate the purchase consideration paid in cash to all Cash Electing Shareholders on such date shall be equal to the Maximum Cash Consideration and each Cash Electing Shareholder shall receive the balance of the purchase consideration payable to it under the Offer in CGI Shares. In determining the amount of cash to be received by any particular Cash Electing Shareholder, subject to adjustment for fractions of CGI Shares, that Shareholder will be entitled to receive cash equal to the product of the Maximum Cash Consideration multiplied by a fraction, the numerator of which is the number of Cognicase Shares in respect of which the Shareholder has requested the Cash Option and the denominator of which is the aggregate number of all Cognicase Shares tendered to the Cash Option. Each such Cash Electing Shareholder shall be deemed, for all purposes, to have elected to tender under the Share Option any Cognicase Shares in excess of the number of Cognicase Shares paid for under the Cash Option, and shall receive the balance of the purchase price payable under the Offer on the same basis as Shareholders who elect (or are deemed to have elected) the Share Option in respect of their Cognicase Shares; and

  (d)
  if the Share Electing Shareholders elect to receive, in the aggregate more than the Maximum Share Consideration for the Cognicase Shares taken up or acquired on any Take-Up Date, the number of CGI Shares to be issued as consideration to each of the Share Electing Shareholders shall be pro-rated so that in the aggregate the number of CGI Shares issued to all Share Electing Shareholders on such date shall be equal to the Maximum Share Consideration and each Share Electing Shareholder shall receive the balance of the purchase consideration payable to it under the Offer in cash. In determining the number of CGI Shares to be received by any particular Share Electing Shareholder, subject to adjustment for fractions of CGI Shares, that Shareholder will be entitled to receive that number of CGI Shares equal to the product of the Maximum Share Consideration multiplied by a fraction, the numerator of which is the number of Cognicase Shares in respect of which the Shareholder has requested the Share Option and the denominator of which is the aggregate number of all Cognicase Shares tendered to the Share Option. Such Shareholder shall receive the balance of the purchase price payable under the Offer on the same basis as Shareholders who elect (or are deemed to have elected) the Cash Option in respect of their Cognicase Shares.

        For the purpose of the foregoing calculation, if any Shareholder elects more than one Consideration Alternative, such Shareholder will be considered a separate Shareholder with respect to each Consideration Alternative elected.

        The purchase consideration referred to in paragraphs (c) and (d) above shall be determined using a CGI Share price of $7.75.

        Depositing Shareholders will not be obligated to pay brokerage fees or commissions if they accept the Offer by depositing their Cognicase Shares directly with the Depositary or if they use the services of the Dealer Managers or a member of the Soliciting Dealer Group to accept the Offer. See Section 20 of the Circular, "Financial Advisors, Dealer Managers and Soliciting Dealer Group".

        No fractional CGI Share shall be issued pursuant to the Offer. In lieu of a fractional CGI Share, a Share Electing Shareholder will receive a cash payment determined on the basis of $7.75 for each whole CGI Share.

        The accompanying Circular, Letter of Transmittal and Notice of Guaranteed Delivery are incorporated into and form part of the Offer and contain important information which should be read carefully before making a decision with respect to the Offer. The accompanying definitions are also incorporated by reference and form part of the Offer.

2. Time for Acceptance

        The Offer is open for acceptance until the Expiry Time, unless withdrawn by the Offeror. See Section 5 of the Offer, "Extension and Variation of the Offer".

3. Manner of Acceptance

  Letter of Transmittal

        This Offer may be accepted by delivering to the Depositary at any of the offices of the Depositary listed in the Letter of Transmittal accompanying this Offer so as to arrive there not later than the Expiry Time, the following documents:

  (a)
  the certificate or certificates representing the Cognicase Shares in respect of which the Offer is being accepted;

  (b)
  a Letter of Transmittal in the form accompanying the Offer duly completed and executed, or a manually signed facsimile thereof, as required by the rules and instructions set out in the Letter of Transmittal; and

  (c)
  any other relevant documents required by the instructions set out in the Letter of Transmittal.

        Except as otherwise provided in the instructions and rules set out in the Letter of Transmittal, the signature on a Letter of Transmittal must be guaranteed by an Eligible Institution. If a Letter of Transmittal is executed by a person other than the registered holder of the certificate(s) deposited therewith or if the certificate(s) representing CGI Shares or the cheques representing the cash consideration payable under the Offer are to be issued and sent thereafter to a person other than the registered holder of the certificate(s) deposited therewith, then the certificate(s) must be endorsed, or be accompanied by an appropriate share transfer power of attorney duly and properly completed by the registered holder, with the signature on the endorsement panel or on the share transfer power guaranteed by an Eligible Institution.

  Procedure For Guaranteed Delivery

        If a Shareholder wishes to deposit Cognicase Shares pursuant to this Offer and (i) the certificates representing the Cognicase Share are not immediately available, or (ii) the Shareholder is not able to deliver the certificates and all other required documents to the Depositary prior to the Expiry Time, such Cognicase Shares may nevertheless be deposited provided that all of the following conditions are met:

  (a)
  the deposit is made by or through an Eligible Institution;

  (b)
  a properly completed and duly executed Notice of Guaranteed Delivery, in the form enclosed herewith, or a manually signed facsimile thereof, is received by the Depositary at its Toronto office as specified in the accompanying Notice of Guaranteed Delivery, prior to the Expiry Time; and

  (c)
  the certificate(s) representing deposited Cognicase Shares in proper form for transfer, together with a properly completed and duly executed Letter of Transmittal, in the form enclosed herewith, or a manually signed facsimile thereof, and any other documents required by the Letter of Transmittal are received by the Depositary at the office specified in the Letter of Transmittal on or before 5:00 p.m. (Montreal time) on the third trading day on the TSX after the Expiry Time. To constitute delivery for purposes of satisfying a guaranteed delivery, the Letter of Transmittal and accompanying share certificates must be delivered to the Toronto office of the Depositary.

        The Notice of Guaranteed Delivery may be delivered by hand or transmitted by facsimile transmission or mail to the Depositary at the office specified in the Notice of Guaranteed Delivery and must include a signature guaranteed by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery.

  General

        In all cases, payment for Cognicase Shares deposited and taken up by the Offeror will be made only after timely receipt by the Depositary of (i) the certificates representing the Cognicase Shares, (ii) a properly completed and duly executed Letter of Transmittal, or a manually signed facsimile thereof, relating to the Cognicase Shares with the signatures guaranteed in accordance with the instructions set out in the Letter of Transmittal and (iii) any other required documents.

        The method of delivery of certificates representing Cognicase Shares, the Letter of Transmittal, the Notice of Guaranteed Delivery and all other required documents is at the option and risk of the person depositing the same. The Offeror recommends that such documents be delivered by hand to the Depositary and a receipt obtained or, if mailed, that registered mail, with return receipt requested, be used and that proper insurance be obtained.

        Shareholders whose Cognicase Shares are registered in the name of a nominee should contact their broker, investment dealer, bank, trust company or other nominee for assistance in depositing their Cognicase Shares.

        The acceptance of the Offer pursuant to the procedures set forth above will constitute an agreement between the depositing Shareholder and the Offeror in accordance with the terms and conditions of the Offer.

        All questions as to the validity, form, eligibility (including timely receipt) and acceptance of any Cognicase Shares deposited pursuant to the Offer will be determined by the Offeror in its sole discretion. Depositing Shareholders agree that such determination shall be final and binding. The Offeror reserves the absolute right to reject any and all deposits which it determines not to be in proper form or which acceptance may be unlawful under the laws of any jurisdiction. The Offeror reserves the absolute right to waive any defects or irregularities in the deposit of any Cognicase Shares. There shall be no obligation on the Offeror, the Dealer Managers, any member of the Soliciting Dealer Group, the Depositary or any other person to give notice of any defects or irregularities in any deposit and no liability shall be incurred by any of them for failure to give any such notice. The Offeror's interpretation of the terms and conditions of the Offer (including the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery) will be final and binding.

        The Offeror reserves the right to permit that the Offer be accepted in a manner other than that set out above.

  Power of Attorney

        The execution of a Letter of Transmittal irrevocably constitutes and appoints each of the Depositary and the Offeror and any other person designated by the Offeror in writing, as the true and lawful agent, attorney, attorney-in-fact and proxy of the holder of the Cognicase Shares covered by the Letter of Transmittal with respect to the Cognicase Shares registered in the name of such holder on the books of Cognicase and deposited pursuant to the Offer and purchased by the Offeror (the "Purchased Shares"), and with respect to any and all dividends, distributions, payments, securities, rights, warrants, assets or other interests (collectively, the "Other Securities") which may be declared, paid, accrued, issued, distributed, made or transferred on or in respect of the Purchased Shares on or after the date hereof.

        The power of attorney granted irrevocably upon execution of a Letter of Transmittal shall be effective on and after the date the Offeror takes up and pays for the Purchased Shares (the "Effective Date") with full power of substitution, in the name and on behalf of such holder (such power of attorney being deemed to be an irrevocable power coupled with an interest): (i) to register or record, transfer and enter the transfer of the Purchased Shares or any Other Securities on the appropriate register of holders maintained by Cognicase; and (ii) to exercise any and all of the rights of the holder of the Purchased Shares and Other Securities, including, without limitation, to vote, execute and deliver any and all instruments of proxy, authorizations or consents in respect of all or any of the Purchased Shares and Other Securities, revoke any such instrument, authorization or consent given prior to, on, or after the Effective Date, designate in any such instruments of proxy any person or persons as the proxy holder or the proxy nominee or nominees of such holder of Cognicase Shares in respect of such Purchased Shares and such Other Securities for all purposes including, without limitation, in connection with any meeting (whether annual, special or otherwise and any adjournment thereof) of holders of securities of Cognicase, and execute, endorse and negotiate, for and in the name of and on behalf of the registered holder of Purchased Shares and Other Securities, any and all cheques or other instruments respecting any distribution payable to or to the order of such holder in respect of such Purchased Shares or Other Securities. Furthermore, a holder of Purchased Shares or Other Securities who executes a Letter of Transmittal agrees, effective on and after the Effective Date, not to vote any of the Purchased Shares or Other Securities at any meeting (whether annual, special or otherwise or any adjournment thereof) of Shareholders; and not to exercise any or all of the other rights or privileges attached to the Purchased Shares or Other Securities and agrees to execute and deliver to the Offeror any and all instruments of proxy, authorizations or consents in respect of the Purchased Shares and Other Securities and to designate in any such instruments of proxy the person or persons specified by the Offeror as the proxy holder or the proxy nominee or nominees of the holder of the Purchased Shares and Other Securities. Upon such appointment, all prior proxies given by the holder of such Purchased Shares or Other Securities with respect thereto shall be revoked and no subsequent proxies may be given by such person with respect thereto. A holder of Purchased Shares or Other Securities who executes a Letter of Transmittal covenants to execute, upon request, any additional documents necessary or desirable to complete the sale, assignment and transfer of the Purchased Shares and of the Other Securities to the Offeror and acknowledges that all authority therein conferred or agreed to be conferred shall, to the extent permitted by law, survive the death or incapacity, bankruptcy or insolvency of the holder and all obligations of the holder therein shall be binding upon the heirs, personal representatives, successors and assigns of the holder.

  Depositing Shareholders' Representations and Warranties

        The deposit of Cognicase Shares pursuant to the procedures described above will, upon take up of Cognicase Shares by the Offeror, constitute a binding agreement between the depositing Shareholder and the Offeror upon the terms and conditions of the Offer, including the depositing Shareholder's representation and warranty that: (i) such person has full power and authority to deposit, sell, assign and transfer the Cognicase Shares (and any Other Securities) being deposited; (ii) such Shareholder depositing the Cognicase Shares, or on whose behalf such Cognicase Shares are being deposited, has good title to and is the beneficial owner of the Cognicase Shares (and any Other Securities) being deposited within the meaning of applicable securities laws; (iii) the deposit of such Cognicase Shares (and any Other Securities) complies with applicable securities laws; and (iv) when such Cognicase Shares (and any Other Securities) are taken up and paid for by the Offeror, the Offeror will acquire good title thereto, free and clear of all liens, hypothecs, restrictions, charges, encumbrances, claims, adverse interests, equities and rights of others.

4. Conditions of the Offer

        The Offeror reserves the right to withdraw the Offer and not take up and pay for, or extend the period of time during which the Offer is open, and postpone the taking up and paying for, any Cognicase Shares deposited hereunder if any of the following conditions has not been satisfied or waived by the Offeror at or prior to the Expiry Time:

  (a)
  there shall have been validly deposited under the Offer and not withdrawn at least (i) 66 2/3% of the outstanding Cognicase Shares and (ii) 50.01% of the outstanding Cognicase Shares other than those Cognicase Shares held by persons whose Cognicase Shares would not be included as part of the "minority" in connection with any Subsequent Acquisition Transaction (collectively, the "Minimum Condition");

  (b)
  all outstanding Options and other Rights shall have been exercised in full by the beneficiaries or holders thereof, converted, cancelled or otherwise dealt with in a manner satisfactory to the Offeror, in its entire discretion;

  (c)
  the waiting period pursuant to Section 123 of the Competition Act shall have expired or been earlier terminated and the Offeror shall have received an advance ruling certificate ("ARC") under Section 102 of the Competition Act or a no-action letter from the Commissioner of Competition, or his authorized representative, indicating that the Commissioner does not intend to make an application under Section 92 of the Competition Act;

  (d)
  any applicable waiting periods under the HSR Act shall have expired or been earlier terminated;

  (e)
  the Vendor shall not have sold, or agreed or undertaken to sell, the Cognicase Shares it beneficially owns, directly or indirectly, to any party other than the Offeror, as contemplated under the terms of the Pre-Notification Agreement;

  (f)
  the Offeror shall have determined in its sole judgment that all material necessary or desirable regulatory approvals (including, without limitation, those of any stock exchange or other regulatory authorities), other than those listed in paragraphs (c) and (d) above, will have been obtained or concluded on terms satisfactory to the Offeror in its sole judgment and any applicable governmental or regulatory waiting periods shall have expired or been terminated;

  (g)
  the Offeror shall have determined in its sole judgment, that (i) no act, action, suit or proceeding shall have been threatened to be taken or taken before or by any domestic or foreign arbitrator, court or tribunal or governmental agency or other regulatory authority or administrative agency or commission or by any elected or appointed public official or private person (including, without limitation, any individual, company, firm, group or other entity) in Canada or elsewhere, whether or not having the force of law, and (ii) no law, regulation, rule or policy shall have been proposed, enacted, promulgated or applied, in the case of either (i) or (ii) above:

  (A)
  to cease trade, enjoin, prohibit or impose material limitations or conditions on the purchase by or the sale to the Offeror of any of the Cognicase Shares or the rights of the Offeror to own or exercise full rights of ownership of all of the Cognicase Shares or the ability of the Offeror to acquire all of the Cognicase Shares pursuant to a Compulsory Acquisition or Subsequent Acquisition Transaction; or

  (B)
  which, if the Offer was consummated, could materially adversely affect Cognicase and its Subsidiaries considered on a consolidated basis;

  (h)
  the Offeror shall have determined in its sole judgment that there shall not exist any prohibition at law against the Offeror making the Offer or taking up and paying for the Cognicase Shares deposited under the Offer or completing a Compulsory Acquisition or a Subsequent Acquisition Transaction;

  (i)
  from and after the date hereof, there shall not have occurred or arisen any event, action, state, condition or major financial occurrence of national or international consequence or any law, regulation, action, governmental regulation, inquiry or other occurrence of any nature whatsoever which materially adversely effects, or may materially adversely or seriously effect, the financial markets in Canada or the United States generally, or the business or prospects of Cognicase and its Subsidiaries (on a consolidated basis);

  (j)
  there shall not have occurred (or, if there shall have previously occurred, there shall not have been disclosed, generally or to the Offeror in writing, prior to the commencement of the Offer) any change (or any condition, event or development involving a prospective change) in the business, operations, assets, capitalization, financial condition, prospects, licences, permits, rights, privileges or liabilities, whether contractual or otherwise, of Cognicase or any of its Subsidiaries considered on a consolidated basis which, in the sole judgment of the Offeror, is material and adverse or may reasonably be considered to be material and adverse to a purchaser of the Cognicase Shares;

  (k)
  no representation or warranty of the Vendor in the Lock-Up Agreement shall be, as of the date on which the Offeror takes up Cognicase Shares deposited under the Offer, untrue or incorrect in any material respect and all of its covenants and obligations set out in the Lock-Up Agreement shall have been complied with on or before such date;

  (l)
  the Offeror shall have determined in its sole judgment that neither Cognicase nor its board of directors (or any committees thereto or any of its affiliates or associates) has taken or proposes to take any action, or disclosed or proposes to disclose any previously undisclosed action taken by them, and no other party shall have taken or proposed to take any action, which may be considered to be a defensive tactic in response to the Offer or which may be materially adverse to the business of Cognicase or its Subsidiaries or the value of Cognicase Shares to the Offeror or which makes it inadvisable for the Offeror to proceed with the Offer or the taking up and paying for Cognicase Shares under the Offer, including, without limiting the generality of the foregoing, any action with respect to any agreement, proposal, offer or understanding relating to any material sale, disposition or other dealing with any of the assets or contracts of Cognicase or any of its Subsidiaries, any issue of shares, options or other securities of Cognicase to any person, any material acquisition from a third party of assets or securities by Cognicase or any of its Subsidiaries, or any take-over bid (other than the Offer), amalgamation, statutory arrangement, capital reorganization, merger, business combination, or similar transaction involving Cognicase or any of its Subsidiaries or any material expenditure or investment by Cognicase or any of its Subsidiaries;

  (m)
  the Offeror shall not have become aware of any untrue statement of a material fact, or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made and at the date it was made (after giving effect to all subsequent filings in relation to all matters covered in earlier filings), in any document filed by or on behalf of Cognicase with any of the Canadian or American securities authorities, or of any previously undisclosed information relating to Cognicase which makes it inadvisable for the Offeror to complete the Offer;

  (n)
  the Offeror shall have been provided with, or shall have been given access to, in a timely manner, all non-public information relating to Cognicase as may be given, provided or made available by Cognicase:

  (i)
  at any time after the date of announcement of the Offer, to any other potential acquiror of all or a significant portion of the Cognicase Shares or of a significant portion of the assets of Cognicase or any of its Subsidiaries, associates or affiliates, or to any person considering (or seeking such information in order to consider) any merger, amalgamation, statutory arrangement or similar business confirmation with Cognicase or any of its Subsidiaries, associates or affiliates; or

  (ii)
  at any time after June 30, 2002, to any person who, after the date of announcement of the Offer makes a take-over bid for Cognicase Shares or enters into an agreement with Cognicase relating to the acquisition of a significant portion of the assets of Cognicase or any of its Subsidiaries, associates or affiliates or a merger, amalgamation, statutory arrangement or similar business combination with Cognicase or any of its Subsidiaries, associates or affiliates;

  on substantially the same terms and conditions as may be imposed on such other potential acquiror or person, provided that no such term or condition shall be imposed on the Offeror that would be inconsistent with the Offer or would render the Offeror unable to complete the acquisition of Cognicase Shares pursuant to the terms of the Offer as the same be amended or waived in the Offeror's sole discretion;

  (o)
  the Offeror shall have determined in its sole judgment that no material right, franchise or licence of Cognicase or of any of its Subsidiaries has been impaired (or threatened to be impaired) or otherwise adversely affected (or threatened to be adversely affected), whether as a result of the making of the Offer, the taking up and paying for Cognicase Shares deposited under the Offer or otherwise, and no other change or event has occurred which might make it inadvisable for the Offeror to proceed with the Offer or with taking up and paying for Cognicase Shares deposited under the Offer; and

  (p)
  the Offeror shall have determined, in its sole judgment, that no covenant, term or condition exists in any instrument or agreement to which Cognicase or any of its Subsidiaries is a party or to which they or any of their assets are subject (including, but not limited to, any covenant, term or condition relating to the termination by Cognicase of existing agreements) which might make it inadvisable for the Offeror to proceed with the Offer or to acquire Cognicase Shares deposited under the Offer, and the Offeror shall be satisfied that it has been provided with all information (including non-public information) material to such determination.

        The foregoing conditions are for the exclusive benefit of the Offeror. The Offeror may assert any of the foregoing conditions at any time, regardless of the circumstances giving rise to such assertion (including any action or inaction by the Offeror). The Offeror may waive any of the foregoing conditions in whole or in part at any time and from time to time without prejudice to any other rights which the Offeror may have.

        Any waiver of a condition or the withdrawal of the Offer shall be effective upon written notice or other communication confirmed in writing by the Offeror to that effect to the Depositary at its principal office in Montreal. The Offeror, forthwith after giving any such notice, shall make a public announcement of such waiver or withdrawal and, where required by law, shall cause the Depositary as soon as practicable thereafter to notify the Shareholders in the manner set forth in Section 9 of the Offer, "Notice and Delivery", and shall provide a copy of the aforementioned notice to the TSX. If the Offer is withdrawn, the Offeror shall not be obligated to take up or pay for any Cognicase Shares deposited under the Offer and the Depositary will promptly return all certificates of deposited Cognicase Shares, Letters of Transmittal, Notices of Guaranteed Delivery and related documents to the parties who deposited them.

5. Extension and Variation of the Offer

        The Offer is open for acceptance until, but not after, the Expiry Time, unless withdrawn.

        The Offeror reserves the right, in its sole discretion, at any time and from time to time while the Offer is open for acceptance, to extend the Expiry Time or to vary the Offer by giving oral notice (to be confirmed in writing) or written notice of such extension or variation to the Depositary at its principal office in Montreal, and by causing the Depositary to provide, as soon as practicable thereafter, a copy of such notice in the manner set forth in Section 9 of the Offer, "Notice and Delivery", to all holders of Cognicase Shares whose Cognicase Shares have not been taken up prior to the extension or variation. The Offeror shall, as soon as possible after giving notice of an extension or variation to the Depositary, make a public announcement of the extension or variation and provide a copy of the notice thereof to the TSX and the Canadian securities administrators. Any notice of extension or variation will be deemed to have been given and to be effective on the day on which it is delivered or otherwise communicated to the Depositary at its principal office in Montreal.

        Notwithstanding the foregoing, the Offer may not be extended by the Offeror if all of the terms and conditions of the Offer, except those waived by the Offeror, have been fulfilled or complied with unless the Offeror first takes up and pays for all Cognicase Shares deposited under the Offer and not withdrawn.

        Under applicable Canadian securities legislation, if there is a variation in the terms of the Offer, the period during which Cognicase Shares may be deposited pursuant to the Offer shall not expire before ten days after the notice of variation ("Notice of Variation") has been delivered. During any extension or in the event of any variation, all Cognicase Shares previously deposited and not taken up or withdrawn will remain subject to the Offer and may be accepted for purchase by the Offeror in accordance with the terms hereof, subject to Section 8 of the Offer, "Withdrawal of Deposited Cognicase Shares". An extension of the Expiry Time or a variation of the Offer does not constitute a waiver by the Offeror of its rights under Section 4 of the Offer, "Conditions of the Offer" except, in the case of a variation, as specifically provided therein.

        If the consideration being offered for the Cognicase Shares under the Offer is increased, the increased consideration will be paid to all depositing Shareholders whose Cognicase Shares are taken up under the Offer, without regard to when such Cognicase Shares are taken up by the Offeror.

6. Notice of Change

        If, either before or after the Expiry Time but before the expiry of all withdrawal rights, a change in the information in the Offer or Circular or in any prior Notice of Variation or Notice of Change (as defined below) that would reasonably be expected to affect the decision of Shareholders to accept or reject the Offer, the Offeror will comply with all applicable securities laws regarding continuous disclosure and will cause the Depositary to deliver a written notice of change (a "Notice of Change") to all registered Shareholders whose Cognicase Shares have not been taken up at the date of the occurrence of the change in the manner indicated in Section 9 of this Offer, "Notice and Delivery".

7. Payment for Deposited Cognicase Shares

        If all the conditions referred to under Section 4 of the Offer, "Conditions of the Offer" have been satisfied or waived at the Expiry Time, the Offeror will become obligated to take up the Cognicase Shares validly deposited under the Offer and not withdrawn not later than ten days after the Expiry Date and to pay for the Cognicase Shares taken up as soon as possible, but in any event no later than the earlier of three Business Days after taking up the Cognicase Shares and ten days after the Expiry Date. Any Cognicase Shares validly deposited under the Offer after the first date on which the Cognicase Shares have been taken up by the Offeror will be taken up and paid for within ten days of such deposit.

        Subject to applicable law, the Offeror may, in its sole discretion, at any time before the Expiry Time if applicable rights to withdraw any deposited Cognicase Shares have expired, take up and pay for all such Cognicase Shares then deposited under the Offer provided the Offeror agrees to take up and pay for all additional Cognicase Shares validly deposited thereafter.

        Subject to applicable law, the Offeror expressly reserves the right in its sole discretion to delay taking up and paying for any Cognicase Shares or, subject to the Offeror's obligation to extend the Offer as described above, to terminate the Offer and not take up or pay for any Cognicase Shares pursuant to the Offer if any condition specified in Section 4 of the Offer, "Conditions of the Offer" is not satisfied or waived by the Offeror, in whole or in part by giving written notice thereof or other communication confirmed in writing to the Depositary at its principal office in Montreal. The Offeror also expressly reserves the right, in its sole discretion and notwithstanding any other condition of the Offer, to delay taking up and paying for Cognicase Shares in order to comply, in whole or in part, with any applicable law, including, without limitation, such period of time as may be necessary to obtain any required regulatory approval.

        For purposes of the Offer, the Offeror will be deemed to have taken up and accepted for payment Cognicase Shares validly deposited pursuant to the Offer and not withdrawn as, if and when the Offeror gives written notice or other communication confirmed in writing to the Depositary of its acceptance for payment of such Cognicase Shares pursuant to the Offer.

        The Offeror will pay for Cognicase Shares validly deposited under the Offer and not withdrawn by providing the Depositary with sufficient funds (by bank transfer or other means satisfactory to the Depositary) and certificates for CGI Shares for transmittal to depositing Shareholders. Under no circumstances will interest accrue or be paid by the Offeror or the Depositary to persons depositing Cognicase Shares purchased by the Offeror, regardless of any delay in making such payment. Fractional CGI Shares will not be issued. Fractional interests will be paid in cash on the basis of $7.75 for each whole CGI Share.

        Settlement with each Shareholder who has validly deposited and not withdrawn Cognicase Shares under the Offer will be effected by the Depositary by forwarding a certificate representing the CGI Shares and/or cheques representing the cash consideration under the Offer to which such Shareholder is entitled. Unless otherwise directed in the Letter of Transmittal, any such share certificate and/or cheques will be issued in the name of the registered holder of Cognicase Shares so deposited. Unless the person who deposits Cognicase Shares instructs the Depositary to hold such share certificate and/or cheques for pick-up by checking the appropriate box in the Letter of Transmittal, such share certificate and/or cheques will be forwarded by first class mail to such person at the address specified in the Letter of Transmittal. If no address is specified therein, such share certificate and/or cheques will be forwarded to the address of the holder as shown on the share register maintained by Cognicase. Share certificates and/or cheques mailed in accordance with this paragraph will be deemed to have been delivered at the time of mailing.

        If any deposited Cognicase Shares are not accepted for payment pursuant to the terms and conditions of the Offer for any reason, or if certificates are submitted for more Cognicase Shares than are deposited, certificates for unpurchased Cognicase Shares will be returned, at the Offeror's expense, to the depositing Shareholder as soon as is practicable following the Expiry Time or withdrawal and early termination of the Offer, as the case may be, by either sending new certificates representing Cognicase Shares not purchased or returning the deposited certificates (and other relevant documents). Certificates (and other relevant documents) will be forwarded by first class mail in the name of and to the address specified by the Shareholder in the Letter of Transmittal or, if such name or address is not so specified, in such name and to such address as shown on the share register maintained by Cognicase, as soon as practicable after the Expiry Time or withdrawal and early termination of the Offer, as the case may be.

        Depositing Shareholders will not be obligated to pay any brokerage fee or commission if they accept the Offer by depositing their Cognicase Shares directly with the Depositary or by using the services of any member of the Soliciting Dealer Group. See Section 20 of the Circular, "Financial Advisors, Dealer Managers and Soliciting Dealer Group".

8. Withdrawal of Deposited Cognicase Shares

        Except as otherwise stated in this Section 8, all deposits of Cognicase Shares pursuant to the Offer are irrevocable. Unless otherwise required or permitted by applicable law, securities laws allow any

Cognicase Shares deposited in acceptance of the Offer to be withdrawn by or on behalf of the depositing shareholder:

  (a)
  at any time where the Cognicase Shares have not been taken up by the Offeror; and

  (b)
  if the Cognicase Shares have not been paid for by the Offeror within three Business Days after having been taken up.

        In order for any withdrawal to be made, notice of the withdrawal must be in writing (which includes a telegraphic communication or notice by electronic means that produces a printed copy), and must be actually received by the Depositary at the place of deposit of the Cognicase Shares or by facsimile transmission to the Toronto office of the Depositary within the period permitted for withdrawal. Any such notice of withdrawal must be (i) signed by or on behalf of the person who signed the Letter of Transmittal that accompanied the Cognicase Shares to be withdrawn, and (ii) specify the number of Cognicase Shares to be withdrawn, the name of the registered holder and the certificate number shown on each certificate representing the Cognicase Shares to be withdrawn. Any signature in a notice of withdrawal must be guaranteed by an Eligible Institution in the same manner as in the Letter of Transmittal (as described in the instructions set out in the Letter of Transmittal), except in the case of Cognicase Shares deposited for the account of an Eligible Institution. The withdrawal will take effect upon receipt by the Depositary of the properly completed notice of withdrawal.

        All questions as to the validity (including, without limitation, timely receipt) and form of notices of withdrawal shall be determined by the Offeror in its sole discretion and such determination shall be final and binding. None of the Offeror, the Dealer Managers, a member of the Soliciting Dealer Group, the Depositary or any other person will be under any duty to give notification of any defect or irregularity in any notice of withdrawal nor shall they incur liability for failure to give such notification.

        If the Offeror is delayed in the taking up or paying for the Cognicase Shares or is unable to take up or pay for Cognicase Shares for any reason, then, without prejudice to the Offeror's other rights, Cognicase Shares may not be withdrawn except to the extent that depositing Shareholders are entitled to rights of withdrawal as set forth in this Section 8 or pursuant to applicable law.

        Any Cognicase Shares withdrawn will be deemed not validly deposited for purposes of the Offer, but may be re-deposited at any subsequent time prior to the Expiry Time by following any of the procedures described in Section 3 of the Offer, "Manner of Acceptance".

        In addition to the foregoing rights of withdrawal, Shareholders in certain provinces of Canada are entitled to statutory rights of rescission or to damages, or both, in certain circumstances. See Section 24 of the Circular, "Shareholder's Statutory Rights".

9. Notice and Delivery

        Except as otherwise provided in the Offer, any notice to be given by the Offeror or the Depositary pursuant to the Offer will be deemed to have been properly given if it is mailed by first class mail, postage prepaid, to the registered holders of Cognicase Shares at their address as shown on the register maintained by Cognicase and will be deemed to have been received on the first Business Day following the date of mailing. These provisions apply notwithstanding any accidental omission to give notice to any one or more holders of Cognicase Shares and notwithstanding any interruption of mail services in Canada following mailing. In the event of any interruption of mail services following mailing, the Offeror intends to make reasonable efforts to disseminate any notice by other means, such as publication. Except as otherwise required or permitted by law, if post offices in Canada are not open for the deposit of mail, any notice which the Offeror or the Depositary may give or cause to be given under the Offer will be deemed to have been properly given and to have been received by holders of Cognicase Shares if (i) it is given to the TSX for dissemination through its facilities; (ii) it is published once in the national edition of The Globe and Mail and in a daily newspaper of general circulation in the French language in the City of Montreal, Québec, provided that if the national edition of The Globe and Mail is not being generally circulated, publication shall be made in The National Post or any other daily newspaper of general circulation published in the City of Montreal; and (iii) it is distributed through the facilities of Canada News Wire.

        The Offer will be mailed to registered Shareholders or made in such other manner as is permitted by applicable regulatory authorities and will be furnished by the Offeror to brokers, investment dealers, banks and similar persons whose names, or the names of whose nominees, appear in the register maintained by Cognicase in respect of the Cognicase Shares or, if security position listings are available, who are listed as participants in a clearing agency's security position listing, for subsequent transmittal to beneficial owners of Cognicase Shares where such listings are received.

        Wherever the Offer calls for documents to be delivered to the Depositary, such documents will not be considered delivered unless and until they have been physically received at one of the addresses listed for the Depositary on the Letter of Transmittal. Wherever the Offer calls for documents to be delivered to a particular office of the Depositary, such documents will not be considered delivered unless and until they have been physically received at the particular office at the address indicated on the Letter of Transmittal.

10. Changes in Capitalization, Dividends and Distributions; Liens

        If, on or after the date of this Offer, Cognicase should split, combine or otherwise change any of the Cognicase Shares or its capitalization, or shall disclose that it has taken any such action, then the Offeror may, in its sole discretion, make such adjustments as it considers appropriate to the purchase price and other terms of this Offer (including, without limitation, the type of securities offered to be purchased and the amounts payable therefor) to reflect such split, combination or other change.

        Cognicase Shares acquired pursuant to the Offer shall be transferred to the Offeror free and clear of all liens, hypothecs, charges, encumbrances, adverse claims and equities and together with all rights and benefits arising therefrom including the right to all dividends, distributions, payments, securities, rights, assets or other interests which may be declared, paid, issued, distributed, made or transferred on or after the date hereof on or in respect of the Cognicase Shares.

        If, on or after the date hereof, Cognicase should declare or pay any dividend or declare, make or pay any other distribution or payment on or declare, allot, reserve or issue any securities, rights or other interests with respect to the Cognicase Shares, payable or distributable to holders of Cognicase Shares of record on a date prior to the transfer into the name of the Offeror or its nominee or transferee on Cognicase' transfer register of Cognicase Shares accepted for payment pursuant to this Offer, then (i) in the case of cash dividends, distributions or payments, the amount of the dividends, distributions or payments shall be received and held by the depositing Shareholders for the account of the Offeror until the Offeror pays for such Cognicase Shares, and to the extent that such dividends, distributions or payments do not exceed the purchase price per Cognicase Share payable by the Offeror pursuant to this Offer, the purchase price per Cognicase Share payable by the Offeror pursuant to the Offer will be reduced by the amount of any such dividend, distribution or payment, and (ii) in the case of non-cash dividends, distributions, payments, rights or other interests, the whole of any such non-cash dividend, distribution, payment, right or other interest, and in the case of any cash dividends, distributions or payments in an amount that exceeds the purchase price per Cognicase Share, the whole of any such cash dividend, distribution or payment, will be received and held by the depositing Shareholder for the account of the Offeror and shall be required to be promptly remitted and transferred by the depositing Shareholder to the Depositary for the account of the Offeror, accompanied by appropriate documentation of transfer. Pending such remittance, the Offeror will be entitled to all rights and privileges as owner of any such dividend, distribution, payment, right or other interest and may withhold the entire purchase price payable by the Offeror pursuant to the Offer or deduct from the purchase price payable by the Offeror pursuant to the Offer the amount or value thereof, as determined by the Offeror in its sole discretion.

11. Mail Service Interruption

        Notwithstanding the provisions of the Offer, the Circular, the Letter of Transmittal or the Notice of Guaranteed Delivery, payment for Cognicase Shares purchased pursuant to the Offer and cheques and share certificates for any Cognicase Shares to be returned will not be mailed if the Offeror determines that delivery thereof by mail may be delayed. Persons entitled to cheques and share certificates which are not mailed for the foregoing reason may take delivery thereof at the office of the Depositary to which the deposited certificates for Cognicase Shares were delivered until such time as the Offeror has determined that delivery by mail will no longer be delayed. The Offeror shall provide notice of any such determination not to mail made under this Section as soon as reasonably practicable after the making of such determination and in accordance with Section 9 of the Offer, "Notice and Delivery". Notwithstanding Section 7 of the Offer, "Payment for Deposited Cognicase Shares", cheques and share certificates not mailed for the foregoing reason will conclusively be deemed to have been delivered on the first day upon which they are available for delivery to the depositing Shareholder at the appropriate office of the Depositary.

12. Market Purchases

        The Offeror has no current intention of acquiring beneficial ownership of additional Cognicase Shares while the Offer is outstanding, other than pursuant to the Offer. However, the Offeror reserves the right to, and may, acquire Cognicase Shares by making purchases through the facilities of the TSX, subject to applicable law, at any time and from time to time before the Expiry Time. In no event will the Offeror make any such purchases of Cognicase Shares through the facilities of the TSX until the third clear trading day following the date of the Offer. If the Offeror should acquire Cognicase Shares by making purchases through the facilities of the TSX during the Offer Period, the Cognicase Shares so purchased shall be counted in any determination as to whether the Minimum Condition has been fulfilled. The aggregate number of Cognicase Shares acquired by the Offeror through the facilities of the TSX during the Offer Period will not exceed 5% of the Cognicase Shares outstanding on the date of the Offer.

13. Other Terms of the Offer

        The Offer and all contracts resulting from acceptance hereof shall be governed by and construed in accordance with the laws of the Province of Québec and the laws of Canada applicable therein. Each party to any agreement resulting from acceptance of the Offer unconditionally and irrevocably attorns to the exclusive jurisdiction of the courts of the Province of Québec.

        No broker, dealer or other person has been authorized to give any information or make any representation on behalf of the Offeror not contained herein or in the accompanying Circular, and, if given or made, such information or representation must not be relied upon as having been authorized.

        The Offer, the definitions, the summary, the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery, including the instructions and rules contained therein, form part of the terms and conditions of the Offer.

        The Offeror, in its sole discretion, shall be entitled to make a final and binding determination of all questions relating to the interpretation of the Offer, the Circular, the Letters of Transmittal and the Notice of Guaranteed Delivery, the validity of any acceptance of the Offer and the validity of any withdrawals of deposited Cognicase Shares.

        The accompanying Circular together with the Offer constitutes the take-over bid circular required under Canadian provincial securities legislation with respect to the Offer. Shareholders are urged to refer to the accompanying Circular for additional information relating to the Offer.

        DATED: December 6, 2002

CGI GROUP INC.
(Signed) SERGE GODIN Chairman of the Board and Chief Executive Officer

CIRCULAR

        The following information is supplied with respect to the accompanying Offer by the Offeror to purchase the Cognicase Shares. Terms defined in the Offer and not otherwise defined in the Circular shall have the same meaning herein. The terms and conditions of the Offer are incorporated in and form part of the Circular.

        Except as otherwise indicated, the information concerning Cognicase contained in the Offer and the Circular has been taken from or based upon publicly available documents and records on file with Canadian securities administrators and other public sources. Although the Offeror has no knowledge that would indicate that any statements contained herein taken from or based on such documents and records are untrue or incomplete, the Offeror does not assume any responsibility for the accuracy or completeness of the information contained in such documents and records, or for any failure by Cognicase to disclose events which may have occurred or may affect the significance or accuracy of any such information but which are unknown to the Offeror.

1. Documents Incorporated by Reference

        The following documents of CGI, filed with the securities commission or similar authority in each of the provinces of Canada, are specifically incorporated by reference in, and form an integral part of the Circular:

  (a)
  the annual information form of CGI dated February 15, 2002, for the fiscal year ended September 30, 2001;

  (b)
  the audited comparative consolidated financial statements of CGI and the notes thereto for the fiscal year ended September 30, 2002, together with the auditors' report thereon;

  (c)
  the Management's Discussion and Analysis of Financial Position and Results of Operation of CGI for the fiscal year ended September 30, 2002; and

  (d)
  the Information Circular of CGI dated December 12, 2001 in connection with the annual general meeting of shareholders held on January 21, 2002, excluding those portions thereof which appear under the headings "Report of the Human Resources and Corporate Governance Committee on the Remuneration of Directors and Named Executive Officers", "Remuneration of Named Executive Officers—Performance Graph" and "Corporate Governance" in the Information Circular (which portions shall be deemed not to have been incorporated by reference herein).

        Any documents of the types referred to in the preceding paragraphs (a) through (d) above, and any material change report (excluding confidential material change reports), filed by CGI with the securities commissions and other similar authorities in Canada subsequent to the date of the Offer and prior to the Expiry Time shall be deemed to be incorporated by reference into the Offer, including the Circular.

        Any statement contained in the Offer, including the Circular or a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Offer, including the Circular, to the extent that a statement contained herein, or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein, modifies or supersedes that statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of the Offer, including the Circular.

2. The Offeror

  CGI Group Inc.

        CGI is the largest independent Canadian information technology (IT) services company and the fourth largest independent in North America.

        Headquartered in Montreal, CGI's operations are organized along geographic lines with three strategic business units: Canada and Europe, US and Asia Pacific and business process services, along with corporate services. CGI provides end-to-end IT services in six economic sectors: financial services, telecommunications, manufacturing/retail/distribution, governments, utilities and services, as well as healthcare. Some 72% of CGI's business is in the management of IT and business functions (outsourcing), and 28% in systems integration and consulting.

        CGI and its affiliated companies employ more than 14,600 people serving some 3,000 clients from more than 60 offices located around the world. CGI provides end-to-end IT services and business solutions to its clients, including IT facilities management through a network of state-of-the-art data centers in Canada (Montreal, Toronto and Regina), in the US (Phoenix) and in the UK (Basingstoke). CGI also has applications maintenance and development centers in India (Mumbai and Bangalore).

        CGI's ISO 9001 certified management frameworks ensure that its clients' objectives are clearly defined, that projects are properly scoped and that the necessary resources are applied to meet objectives. These processes ensure that clients' requirements drive CGI's solutions. CGI is fully independent of any hardware or software vendor, which, CGI believes, sets it apart from most other major IT firms in North America and enables CGI to provide objective professional services of the highest quality.

        CGI's growth strategy is comprised of four pillars, namely organic growth, large outsourcing contracts, acquisition of niche companies and large business acquisitions.

        Founded in June 1976, CGI was incorporated on September 29, 1981 pursuant to the Companies Act (Québec). Several amendments were made to the articles of CGI on several dates in order, among other things, to change its name or amend its share capital. The head office and principal place of business of CGI is located at 1130 Sherbrooke Street West, 5th Floor, Montreal, Québec, H3A 2M8.

        As at the date hereof, the Offeror does not own, directly or indirectly, any Cognicase Shares.

        Further information with respect to CGI can be found in Schedule "A" to the Circular, which forms part of the Circular.

3. Cognicase

        Cognicase was incorporated in October 1991 under the CBCA, and is a provider of information technology business solutions and software, including the implementation of integrated e-business solutions, technology configuration management, outsourcing, application service provider (ASP) services, re-engineering of existing applications for e-business, as well as project management and business process improvement consulting services. It is active in Canada, the United States and Europe.

        Cognicase's sectors of activity are characterized by frequent technological innovations. There is an increasing demand by customers for technological tools and infrastructure that ensure rapid network access and secure transactions. Cognicase has expertise in the areas of enterprise resource and relationship management (including payroll, human resources, and customer relationship management), transactional services and financial products, government processes, and IT consulting.

        Cognicase is continuing the development of integrated products and solutions to provide its customers with the means to compete in their particular marketplaces. These products and solutions are part of Cognicase's technology platform that takes into account the business objectives and performance requirements of businesses. Real-time transactional models are now required and Cognicase's technology platform seeks to ensure security and confidentiality of information while providing increased efficiency and productivity.

  Share Capital of Cognicase

        The authorized capital of Cognicase is comprised of an unlimited number of common shares and an unlimited number of preferred shares, without par value, issuable in series.

        To the Offeror's knowledge, based upon publicly available documents, as at October 31, 2002, there were 62,399,738 Cognicase Shares outstanding.

4. Background to the Offer

        In connection with CGI's ongoing growth and business development strategy, CGI's management undertook in 2002 an investigation of potential acquisitions or business combinations, including the acquisition of Cognicase.

        On November 25, 2002, CGI engaged CIBC World Markets Inc. and Desjardins Securities Inc. as its exclusive financial advisors relating to a potential acquisition of Cognicase.

        On August 28, 2002 and on a few occasions in September and November 2002, representatives of CGI and the Vendor had preliminary discussions with respect to the potential acquisition by CGI of all outstanding Cognicase Shares, including those beneficially owned, directly or indirectly, by the Vendor.

        On November 28, 2002, CGI and the Vendor entered into the Confidentiality Agreement with respect to the foregoing. On the same day, representatives of CGI and of the Vendor met to discuss the terms and conditions upon which the Vendor would accept to sell all Cognicase Shares beneficially owned, directly or indirectly, by it to CGI.

        On November 29, 2002, CGI and the Vendor entered into the Exclusivity Agreement and began negotiating the terms and conditions of the Lock-Up Agreement.

        During the week of December 2, 2002, representatives of CGI and of the Vendor undertook negotiations to finalize the terms and conditions of the Lock-Up Agreement.

        From September 13, 2002 to December 3, 2002, the Chairman of the Board and Chief Executive Officer of CGI had communications with representatives of Cognicase concerning a potential acquisition of Cognicase by CGI or other business combination. Cognicase rejected all propositions made by CGI.

        On December 5, 2002, the board of directors of CGI was presented with an overview of the potential transaction from a strategic and financial standpoint and approved the making of the Offer and the entering into of the Lock-Up Agreement. On December 6, 2002, CGI and the Vendor entered into the Lock-Up Agreement.

        On December 6, 2002, CGI transmitted a copy of the Offer and Circular to Cognicase and, pursuant to the provisions of the CBCA, requested a list of Cognicase's shareholders for the purpose of mailing the Offer, the Circular and related documents to Shareholders. In compliance with the terms of the Pre-Notification Agreement, NBG thereafter gave written notice to Cognicase of the Vendor's intention to sell all Cognicase Shares beneficially owned, directly or indirectly, by it to CGI pursuant to the Offer.

        On December 6, 2002, a press release announcing the Offer was issued by CGI.

        On December 6, 2002, the Offeror submitted an advertisement with respect to the Offer to certain Canadian major daily newspapers for publication.

  Exclusivity Agreement

        The following is a summary of the material terms and provisions of the Exclusivity Agreement. This is a summary only and is qualified in its entirety by the terms of the Exclusivity Agreement.

        Pursuant to the Exclusivity Agreement, the Vendor undertook, in favour of CGI, from the date of the Agreement and for a period ending on the earlier of (x) the date on which the Lock-Up Agreement was executed and (y) December 13, 2002 (the "Exclusivity Period"), not to, directly or indirectly, during the Exclusivity Period (i) solicit, assist, initiate or induce another person to initiate an offer to purchase the assets or the shares of Cognicase (a "Bid"); (ii) participate in any discussions or negotiations or take any other action to facilitate any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Bid or the making of any Bid; or (iii) furnish to any person any information with respect to, or respond to any inquiries which may reasonably be expected to lead to, any Bid or the making of any Bid. The Exclusivity Agreement terminated on the date of execution of the Lock-Up Agreement.

  Lock-Up Agreement

        The following is a summary of the material terms and provisions of the Lock-Up Agreement. This is a summary only and is qualified in its entirety by the terms of the Lock-Up Agreement.

        Pursuant to the Lock-Up Agreement:

  (a)
  The Vendor has agreed, subject to certain exceptions, to irrevocably deposit pursuant to the Offer and not to withdraw an aggregate of 9,450,187 Cognicase Shares beneficially owned, directly or indirectly, by the Vendor (the "Vendor Shares");

  (b)
  The Vendor has agreed, subject to the provisions of the Pre-Notification Agreement, until the earlier of the date upon which (i) the Offeror takes up and pays for the Cognicase Shares deposited under the Offer, (ii) the Offeror abandons the Offer or (iii) the Lock-Up Agreement is terminated:

  (i)
  not to, directly or indirectly, take any action of any kind which might reasonably be expected to reduce the likelihood of success of, or delay or interfere with the take-up of and payment for the Cognicase Shares deposited under the Offer or the successful completion of the Offer;

  (ii)
  use all reasonable commercial efforts to assist the Offeror to successfully complete the Offer and any Subsequent Acquisition Transaction;

  (c)
  Notwithstanding paragraph (b) above, pursuant to the terms of the Lock-Up Agreement, the Vendor shall have the right to commit to irrevocably deposit the Vendor Shares into a Superior Proposal publicly announced prior to the Effective Date, provided that any such commitment shall be conditional upon the Offeror having been provided the opportunity to increase the consideration per Cognicase Share under the Offer to an amount at least equal in value to that offered under the Superior Proposal, and the Offeror having failed to do so. For the purposes of the Lock-Up Agreement, a "Superior Proposal" means an offer for all of the outstanding Cognicase Shares which will pay the holders of Cognicase Shares on closing a consideration per Cognicase Share that has a value of $4.50 or more;

  (d)
  The Vendor shall not enter into any agreement to deposit the Vendor Shares into a Superior Proposal (a "Proposed Agreement") without providing, as soon as is practicable, the Offeror with a written notice stating its intent, together with a copy of the Proposed Agreement. If the

    Offeror does not agree to and does not announce publicly its intention to increase the consideration per Cognicase Share under the Offer to an amount that is at least equal in value to that offered under the Superior Proposal within prescribed time, the Vendor shall then be free to deposit the Vendor Shares to such Superior Proposal;

  (e)
  Notwithstanding the foregoing, nothing contained in the Lock-Up Agreement shall prevent NBG and the Vendor from complying with their obligations under the terms of the Pre-Notification Agreement and selling the Vendor Shares pursuant to the terms of the Pre-Notification Agreement;

  (f)
  In the event that the Vendor sells the Vendor Shares under the terms of a Superior Proposal or pursuant to a transaction contemplated in paragraph (e) above, the Vendor shall promptly pay to the Offeror 50% of the difference between the value of (a) the aggregate consideration the Vendor received for the sale of the Vendor Shares under the terms of the Superior Proposal or pursuant to a transaction contemplated in paragraph (e) above, and (b) the aggregate consideration the Vendor would have received for the sale of the Vendor Shares at a price of $4.25 cash per Vendor Share; and

  (g)
  The Vendor undertook and agreed to modify, as soon as practicable after the Effective Date, (i) the Information Services and Revenue Agreement (the "IS/IT Agreement") entered into between the Vendor and Cognicase on May 31, 2000 and (ii) all other agreements entered into between the Vendor and/or its Subsidiaries and Cognicase relating to internal IS/IT requirements of the Vendor and its Subsidiaries and relating to IS/IT requirements of clients of the Vendor and/or its Subsidiaries (the "Internal IS/IT Agreements"), to extend their respective expiry dates to December 31, 2012 on terms and conditions to be negotiated to the satisfaction of both the Vendor and the Offeror and subject to obtaining, with respect to Internal IS/IT Agreements, any required intervention, approval, consent or authorization of the relevant clients, while respecting the present terms and conditions of the IS/IT Agreement and Internal IS/IT Agreements.

        The Lock-Up Agreement may be terminated, inter alia:

  (a)
  by the Vendor if the terms of the Offer conflict in any respect with the provisions of the Lock-Up Agreement;

  (b)
  by the Vendor if the Offeror withdraws the Offer without having taken up the Vendor Shares deposited thereunder;

  (c)
  by the Vendor if any representation or warranty of the Offeror set out therein is untrue in any material respect or the Offeror is in default, in any material respect, of its obligations set out therein; or

  (d)
  by the Offeror if any representation or warranty of the Vendor set out therein is untrue in any material respect or the Vendor is in default, in any material respect, of its obligations set out therein.

        Pursuant to the terms and conditions of the Pre-Notification Agreement, NBG is obligated to provide Cognicase with written notice (the "Notice") of the Vendor's intention to sell the Vendor Shares to the Offeror. Cognicase has seven days from the date of the Notice to designate a third party purchaser who would acquire the Vendor Shares pursuant to a take-over bid addressed to all Shareholders at a price and on terms and conditions which may be those offered by the Offeror under the Offer, and which are mutually acceptable to the Vendor and such designated third party purchaser.

5. Purpose of the Offer and the Offeror's Plans for Cognicase

  Purpose of the Offer

        The purpose of the Offer is to enable the Offeror to acquire all of the Cognicase Shares. If the Offeror takes up and pays for Cognicase Shares under the Offer, the Offeror's current intention is to acquire all Cognicase Shares not deposited under the Offer. See Section 16 of the Circular, "Acquisition of Cognicase Shares Not Deposited Under the Offer". The exact timing and terms of a Compulsory Acquisition or Subsequent Acquisition Transaction involving Cognicase will necessarily depend upon a variety of factors, including the number of Cognicase Shares acquired pursuant to the Offer.

        Although the Offeror currently intends to propose a Compulsory Acquisition or a Subsequent Acquisition Transaction generally on the terms described herein, it is possible that, as a result of delays in the Offeror's ability to effect such a transaction, information hereafter obtained by the Offeror, changes in general economic, industry or market conditions or in the business of Cognicase or other currently unforeseen circumstances, such a transaction may not be so proposed, may be delayed or abandoned or may be proposed on different terms. The Offeror expressly reserves the right not to propose a Compulsory Acquisition or a Subsequent Acquisition Transaction involving Cognicase, or to propose a Subsequent Acquisition Transaction on terms other than those described herein.

        If the Offeror decides not to propose a Compulsory Acquisition or a Subsequent Acquisition Transaction, or proposes a Subsequent Acquisition Transaction but cannot promptly obtain any required approvals, the Offeror will evaluate its alternatives. Such alternatives could include, to the extent permitted by applicable laws, purchasing additional Cognicase Shares in the open market, in privately negotiated transactions, in another take-over bid or exchange offer or otherwise, or taking no further action to acquire additional Cognicase Shares. Any additional purchases of Cognicase Shares could be at a price greater than, equal to or less than the price to be paid for Cognicase Shares under the Offer and could be for cash, securities and/or other consideration. Alternatively, the Offeror may sell or otherwise dispose of any or all Cognicase Shares acquired pursuant to the Offer on terms and at prices then determined by the Offeror, which may vary from the price paid for Cognicase Shares under the Offer.

  Plans for Cognicase

        Following the successful completion of the Offer, the Offeror intends to conduct a review of Cognicase's service offerings and business strategy with a view to determining how best to combine Cognicase's operations with those of CGI in order to maximize synergies and achieve operational efficiency. The corporate organization of CGI and/or Cognicase may also be restructured in connection with such integration. In any event, it is expected that certain changes may be effected with respect to the composition of the board of directors of Cognicase to allow nominees of the Offeror to be appointed.

        The Offeror believes that the acquisition of Cognicase is consistent with CGI's established acquisition criteria and will further CGI's goal of providing a more comprehensive offering of services to its customers and to expand its client base.

        If permitted by applicable law, subsequent to the completion of the Offer, the Offeror intends to delist the Cognicase Shares from the TSX and Nasdaq and to cause Cognicase to cease to be a reporting issuer under Canadian and US securities laws.

6. Selected Historical and Pro Forma Condensed Consolidated Financial Information of CGI

        The following table sets out certain historical consolidated financial information and unaudited pro forma condensed consolidated financial information for CGI as a result of the combination of

Cognicase with the Offeror as at and for the year ended September 30, 2002. There is no information known to the Offeror which indicates any material change in the affairs of Cognicase since the date of the last published financial statements of Cognicase other than as has been publicly disclosed by Cognicase. The historical consolidated financial information is extracted from and should be read in conjunction with the audited consolidated financial statements of CGI and accompanying notes incorporated herein by reference. The unaudited pro forma condensed consolidated financial information set forth below is extracted from and should be read in conjunction with the unaudited pro forma condensed consolidated financial statements of CGI and accompanying notes contained in Schedule "B" to the Circular, which form part of the Circular. The unaudited pro forma condensed consolidated financial statements have been presented assuming that the Offeror acquires all of the Cognicase Shares and assuming that the aggregate consideration under the Offer is paid in equal proportions of cash and CGI Shares. The following does not give effect to expected synergies and operational improvements expected to be realized as a result of the combination of Cognicase with the Offeror.

	CGI
	Current Data(1)	Unaudited Pro Forma Data
	(in thousands of dollars, except for share data)
Revenue	2,169,613	2,682,784
Earnings before goodwill impairment loss	135,799	138,514
Net earnings (loss)	135,799	(339,952)
Basic and diluted earnings per share before goodwill impairment loss	0.36	0.35
Basic and diluted earnings (loss) per share	0.36	(0.85)
Total assets	2,300,892	2,804,462
Long-term liabilities	73,616	296,585

(1)
As at September 30, 2002 and for the year then ended.

7. Pro Forma Capitalization of CGI

        The following table sets forth CGI's cash and cash equivalents, long-term debt, shareholders' equity and total capitalization as at September 30, 2002, on an actual basis and pro forma to give effect to (i) the acquisition of all outstanding Cognicase Shares, for a consideration of approximately $156,649,000 in cash and the issuance of 20,213,233 CGI Shares (based on a conversion ratio of 0.5484 CGI Shares for each Cognicase Share) having an estimated market value of $7.75 per CGI Share. This information has been derived from the audited consolidated financial statements of CGI for the year ended September 30, 2002 incorporated herein by reference.

	As at September 30, 2002
	Actual		Pro Forma
	(audited)		(unaudited)
	(in thousands of dollars)		(in thousands of dollars)
Cash and cash equivalents	104,221		138,390

Long-term debt (including current portion)(1)	8,500		231,469
Shareholders' equity	1,779,615	(2)	1,936,264

Total capitalization	1,788,115		2,167,733

(1)
Amounts due under the terms of revolving credit facilities under a credit agreement (the "1999 Credit Agreement") dated as of September 29, 1999, as modified. The 1999 Credit Agreement was in the amount of $250 million and was an unsecured credit package. As of November 12, 2002, the facilities under the 1999 Credit Agreement were terminated and replaced by the facilities under a new credit agreement entered into as of November 12, 2002 (the "Credit Agreement"). The Credit Agreement provides two facilities: facility A in the amount of $150 million on a one year revolving basis, which may be extended at the option of the lenders for additional periods of 364 days, and facility B in the amount of $265 million on a three year revolving basis. The cost of funds borrowed is calculated by reference to the Libor rate, one of the lender's prime rate for loans in Canadian dollars or reference rate for loans in US funds, or at a specified annual rate applicable to Canadian dollar bankers' acceptances, depending on the form of borrowing. Advances can be made, inter alia, by way of bankers' acceptances or letters of credit.

(2)
For outstanding options and warrants as at September 30, 2002, reference is made to Note 7 to the audited consolidated financial statements of CGI incorporated herein by reference. In addition to the warrants to purchase up to 5,118,210 Class A Shares referred to in such Note and issued in connection with the signing of a strategic outsourcing contract and of a business acquisition (the "Initial Warrants"), CGI issued to the Majority Shareholders (as defined in Schedule "A" to the Circular") and BCE Inc. ("BCE") warrants (the "Pre-emptive Rights Warrants") to subscribe in the aggregate up to 3,865,014 Class A Shares and 697,044 Class B Shares pursuant to the exercise of their pre-emptive rights contained in the articles of incorporation of CGI, with substantially similar terms and conditions as those of the Initial Warrants. The Pre-emptive Rights Warrants may be exercised by BCE and the Majority Shareholders only to the extent that the holders of the Initial Warrants exercise such Initial Warrants. Furthermore, subject to regulatory approval, CGI has undertaken in favour of a holder of Initial Warrants to purchase up to 4,000,000 Class A Shares to issue promptly after April 30, 2006 (the "Expiration Date") replacing warrants (the "Extended Warrants") to purchase Class A Shares equal to the number of Class A Shares not purchased by such holder under the terms of the Initial Warrants on the Expiration Date. The Extended Warrants will have substantially similar terms and conditions as those of the Initial Warrants, except for the exercise price which will be based upon the closing price of the Class A Shares on the TSX on the date preceding the issuance of the Extended Warrants.

8. Source of Funds

        The Offeror estimates that if it acquires all of the Cognicase Shares pursuant to the Offer or pursuant to any following Compulsory Acquisition, Subsequent Acquisition Transaction and related dissent, the total amount of cash required for the purchase of such Cognicase Shares and to pay related fees and expenses would be approximately $161,649,000. CGI will finance all of this amount from funds available under the Credit Agreement. See Section 7 of the Circular, "Pro Forma Capitalization of CGI".

9. Beneficial Ownership and Trading in Securities

        Other than pursuant to the Lock-Up Agreement, neither the Offeror nor any director or senior officer of the Offeror, nor, to the knowledge of the Offeror after reasonable enquiry, any associate of a director or senior officer of the Offeror, or any person or company holding more than 10% of any class of equity securities of the Offeror, or any person or company acting jointly or in concert with the Offeror, beneficially owns or exercises control or direction over, or has the right to acquire, directly or indirectly, any securities of Cognicase.

        Neither the Offeror nor, to the knowledge of the Offeror after reasonable enquiry, any of the persons or entities referred to above, have affected any transaction in any securities of Cognicase during the six months preceding the date hereof. There is no person or company acting jointly or in concert with the Offeror in connection with the transactions described in the Offer and the Circular.

10. Commitments to Acquire Cognicase Shares

        Other than pursuant to the Lock-Up Agreement, neither the Offeror nor its directors and officers, nor to the knowledge of the Offeror, any associate of its directors and officers, any person holding more than 10% of any class of equity securities of the Offeror, or any person or company acting jointly or in concert with the Offeror, have entered into any commitment to acquire any securities of Cognicase.

11. Arrangements, Agreements or Understandings

        Other than the Lock-Up Agreement, the Exclusivity Agreement and the Confidentiality Agreement, there are no arrangements or agreements made or proposed to be made between the Offeror and any of the directors or senior officers of Cognicase and no payments or other benefits are proposed to be made or given by way of compensation for loss of office or as to such directors or senior officers remaining in or retiring from office and there are no contracts, arrangements or understandings, formal or informal, between the Offeror and any security holder of Cognicase in relation to the Offer.

12. Material Changes and Other Information

        The Offeror has no information which indicates any material change in the financial position, prospects or affairs of Cognicase since the date of the last published financial statements of Cognicase other than as disclosed hereinafter and as otherwise publicly disclosed by Cognicase. The Offeror has no knowledge of any other matter that has not been generally disclosed but which would reasonably be expected to affect the decision of Shareholders to accept or reject the Offer.

13. Effect of the Offer on Market and Listings

        The purchase of Cognicase Shares by the Offeror pursuant to the Offer will reduce the number of Cognicase Shares that might otherwise trade publicly and will reduce the number of Shareholders and, depending on the number of Cognicase Shares purchased, could adversely affect the liquidity and market value of the remaining Cognicase Shares held by the public.

        After the purchase of Cognicase Shares under the Offer, it may be possible for Cognicase to take steps to cease to be subject to applicable public reporting requirements under applicable securities legislation in any province in which it has an insignificant number of Shareholders.

        The rules and regulations of the TSX and Nasdaq establish certain criteria which, if not met, could lead to the delisting of the Cognicase Shares from such exchanges. Among such criteria are the number of Shareholders and the number and aggregate market value of Cognicase Shares publicly held. Depending on the number of Cognicase Shares purchased pursuant to the Offer, it is possible that the Cognicase Shares would fail to meet the criteria for continued listing on the TSX and Nasdaq. If this were to happen, the Cognicase Shares could be delisted and this could, in turn, adversely affect the market or result in a lack of an established market for the Cognicase Shares. It is the intention of the Offeror to apply to delist the Cognicase Shares from such exchanges as soon as practicable after completion of the Offer or after a Compulsory Acquisition or Subsequent Acquisition Transaction, if any.

14. Price Range and Trading Volume of Cognicase

        The Cognicase Shares are listed and posted for trading on the TSX and Nasdaq. The following tables set forth, for the periods indicated, the reported high and low sale prices and the aggregate volume of trading of the Cognicase Shares on the TSX and Nasdaq, respectively:

  TSX

Period	High	Low	Volume
2001
December	$11.14	$7.30	7,750,185
2002
January	$10.95	$9.15	4,382,635
February	$11.15	$8.65	5,129,228
March	$10.61	$9.02	4,079,163
April	$9.79	$7.50	5,989,461
May	$8.65	$6.88	3,977,369
June	$7.20	$5.85	3,362,912
July	$6.31	$2.81	11,316,512
August	$3.28	$2.40	4,810,149
September	$2.90	$2.41	3,893,822
October	$3.40	$1.91	3,662,341
November	$3.54	$2.65	3,358,122
December (1-5)	$3.49	$2.96	969,903

  Nasdaq

Period	High	Low	Volume
2001
December	US $7.02	US $4.61	294,450
2002
January	US $6.84	US $5.65	92,600
February	US $6.99	US $5.43	123,750
March	US $6.74	US $5.75	145,600
April	US $6.15	US $4.78	108,450
May	US $5.54	US $4.45	68,000
June	US $5.00	US $3.85	124,250
July	US $4.07	US $1.80	136,925
August	US $2.07	US $1.49	91,200
September	US $1.85	US $1.26	52,350
October	US $2.16	US $1.26	108,050
November	US $2.29	US $1.66	88,400
December (1-5)	US $2.23	US $1.94	16,800

        The Offer was announced by press release issued on December 6, 2002. On December 5, 2002, the last trading day prior to the date of announcement of the Offer, the closing price of the Cognicase Shares was $3.40 on the TSX and US $2.17 on Nasdaq.

15. Price Range and Trading Volume of CGI Shares

        CGI Shares are listed and posted for trading on the TSX and the NYSE. The following tables set forth, for the periods indicated, the reported high and low sale prices and the aggregate volume of trading of the CGI Shares on the TSX and the NYSE, respectively:

  TSX

Period	High	Low	Volume
2001
December	$12.25	$10.51	18,205,542
2002
January	$12.89	$10.40	16,407,081
February	$10.90	$9.75	15,178,477
March	$11.59	$9.55	18,138,757
April	$9.90	$7.60	27,728,490
May	$8.94	$7.90	13,270,190
June	$8.57	$6.51	15,418,210
July	$8.14	$5.30	8,767,870
August	$7.18	$5.58	7,541,998
September	$6.84	$4.95	16,753,309
October	$7.43	$5.49	16,917,826
November	$8.16	$6.63	16,046,157
December (1-5)	$8.27	$7.40	2,295,318

  NYSE

Period	High	Low	Volume
2001
December	US $7.61	US $6.60	1,435,300
2002
January	US $8.12	US $6.55	1,507,900
February	US $6.83	US $6.09	771,800
March	US $7.30	US $5.90	1,008,600
April	US $6.19	US $4.70	2,181,200
May	US $5.79	US $5.05	637,600
June	US $5.64	US $4.30	791,000
July	US $5.22	US $3.30	660,200
August	US $4.60	US $3.55	351,300
September	US $4.29	US $3.20	565,300
October	US $4.73	US $3.40	748,300
November	US $5.12	US $4.29	593,700
December (1-5)	US $5.27	US $4.78	91,700

        The Offer was announced by press release issued on December 6, 2002. On December 5, 2002, the last trading day prior to the date of announcement of the Offer, the closing price of the CGI Shares was $7.55 on the TSX and US $4.82 on the NYSE.

16. Acquisition of Cognicase Shares Not Deposited Under the Offer

  Compulsory Acquisition

        If within 120 days from the date the Offer is made, the Offer is accepted by the holders of not less than 90% of the Cognicase Shares (other than Cognicase Shares held on the date of the Offer by or on behalf of the Offeror, its affiliates and associates) and the Offeror is bound to take up and pay for, or have taken up and paid for the Cognicase Shares of the Shareholders who have accepted the Offer, then the Offeror will be entitled to acquire the remainder of the Cognicase Shares on the same terms and for the same consideration per Cognicase Share payable or paid, as the case may be, under the Offer, pursuant to the provisions of the CBCA (a "Compulsory Acquisition"). If a Compulsory Acquisition is possible, it is the current intention of the Offeror to elect to exercise its rights to cause a Compulsory Acquisition and acquire the remainder of the Cognicase Shares on the same terms, including the Offer price, as the Cognicase Shares were acquired under the Offer.

        To exercise these statutory rights with respect to the Cognicase Shares, the Offeror must give notice (the "Offeror's Notice") under the CBCA to each Shareholder (each a "Dissenting Shareholder") who did not accept the Offer (and each person who subsequently acquires those Cognicase Shares) on or before the earlier of 60 days from the Expiry Time and in any event within 180 days from the date of the Offer. Within 20 days of providing the Offeror's Notice, the Offeror must pay or transfer to Cognicase the consideration the Offeror would have had to pay or transfer to the Dissenting Shareholders if it had elected to accept the Offer, to be held in trust for the Dissenting Shareholders. In accordance with Section 206 of the CBCA, within 20 days after receiving the Offeror's Notice, each Dissenting Shareholder must send the certificate(s) representing the Cognicase Shares held by that Dissenting Shareholder to the Offeror, and may, within 20 days after the date of the Offeror's Notice, elect either to transfer such securities to the Offeror on the terms of the Offer or to demand payment of the fair value of such securities held by such holder by so notifying the Offeror. If a Dissenting Shareholder has elected to demand payment of the fair value of such securities, the Offeror may apply to a court having jurisdiction to hear an application to fix the fair value of such securities of that Dissenting Shareholder within 20 days after it made the payment or transferred the consideration of Cognicase referred to above. If there is no such demand for fair value by the Dissenting Shareholder within the period referred to above, the Dissenting Shareholder will be deemed to have elected to transfer such securities to the Offeror on the terms of the Offer. Any judicial determination of the fair value of the securities could be more or less than the amount paid pursuant to the Offer.

        The foregoing is a summary only. Reference is made to Section 206 of the CBCA for the text of the relevant statutory provision. Section 206 of the CBCA is complex and may require strict adherence to notice and timing provisions, failing which such rights may be lost or altered. Shareholders who wish to be better informed about the provisions of Section 206 of the CBCA should consult their legal advisors.

  Subsequent Acquisition Transaction

        If the Offeror takes up and pays for Cognicase Shares validly deposited under the Offer and the statutory right of acquisition described above is unavailable or the Offeror elects not to proceed with a Compulsory Acquisition, then the Offeror may, if it chooses to act at all, cause a special meeting of Shareholders to be called to consider an amalgamation, statutory arrangement, capital reorganization or other transaction (each, a "Subsequent Acquisition Transaction") involving the Offeror and/or an affiliate of the Offeror and Cognicase for purposes of enabling the Offeror to acquire all of the Cognicase Shares not deposited under the Offer. In any Subsequent Acquisition Transaction, the Shareholders may have the right to dissent under the CBCA and to be paid fair value for their Cognicase Shares, with such fair value to be determined by a court.

        Rule 61-501, Policy Q-27 and the regulations to securities legislation in certain provinces of Canada (collectively, the "Regulations") may deem certain types of Subsequent Acquisition Transactions involving a related party of Cognicase, such as the Offeror or an affiliate of the Offeror, to be "going private transactions" if such Subsequent Acquisition Transactions would result in the interest of a holder of Cognicase Shares (the "Affected Securities") being terminated without the consent of the holder unless it is a transaction in which the related party or an affiliated party of the related party is (i) only entitled to receive a consideration per security that is identical in amount and type as that paid to all other beneficial owners in Canada of Affected Securities; (ii) is not entitled to receive consideration of greater value than that paid to all other beneficial owners of Affected Securities; and (iii) upon completion of the transaction, does not beneficially own or exercise control or direction over participating securities of a class other than Affected Securities. In certain circumstances, the provisions of Rule 61-501 and Policy Q-27 may also deem certain types of Subsequent Acquisition Transactions to be "related party transactions".

        Rule 61-501, Policy Q-27 and the Regulations provide that, unless exempted, a corporation proposing to carry out a going private transaction is required to prepare a valuation of the Affected Securities (and any non-cash consideration being offered therefor) and provide to the holders of the Affected Securities a summary of such valuation. The Regulations impose a requirement to include a summary of a similar valuation in a take-over bid circular where it is anticipated by the offeror that a going-private transaction will follow the take-over bid. Rule 61-501 and Policy Q-27 have similar requirements for related party transactions.

        The Offeror intends to rely upon the exemption contained in Paragraph 4—Second Step Going Private Transaction in Section 4.5 of Rule 61-501 and Section 4.4 of Policy Q-27 in that: (a) the going private transaction in respect of Cognicase will be effected by the Offeror or an affiliated entity of the Offeror following the formal bid constituted by this Offer and will be in respect of the Cognicase Shares that will be the subject of the bid contemplated hereby; (b) the going private transaction will be completed no later than 120 days after the expiry of the Offer; (c) the intent of the Offeror to effect a going private transaction is disclosed in the Offer and the Circular; (d) the consideration per Cognicase Share paid by the Offeror or an affiliated entity of the Offeror in the going private transaction: (i) will be at least equal in value to the consideration per Cognicase Share that is being paid hereunder; and (ii) will be in cash, CGI Shares (or a combination thereof), which is the same form as the consideration per Cognicase Share being paid by the Offeror hereunder; and (e) the disclosure hereunder discloses that the tax consequences of the Offer and the Subsequent Acquisition Transaction may be different, since, on the date hereof, the Offeror does not know and cannot reasonably foresee the tax consequences arising from the Subsequent Acquisition Transaction, other than as described herein.

        Rule 61-501 and Policy Q-27 also require that, in addition to any other required security holder approval, in order to complete a going private transaction, the approval of a simple majority of the votes cast by "minority" securityholders of the Affected Securities must be obtained. In relation to the Offer and any Subsequent Acquisition Transaction that is a "going private transaction", the "minority" securityholders would be, absent exemptions or discretionary relief from the OSC and CVMQ, all holders of Cognicase Shares other than the Offeror, its directors and senior officers and any associate or affiliate of the Offeror and its directors or senior officers and any person or company acting jointly or in concert with the Offeror (and any of its directors or senior officers) in connection with the Offer or any Subsequent Acquisition Transaction. Rule 61-501 and Policy Q-27 provide that, except as described above, the Offeror may treat Cognicase Shares acquired pursuant to the Offer as "minority" securities and to vote them, or to consider them voted, in favour of such going private (or related party) transaction if the consideration per security in the going private transaction it at least equal in value to, and in the same form as, the consideration paid under the Offer and if the intent to effect the going private transaction was disclosed at the time of the Offer. The Offeror currently intends that the consideration offered under any Subsequent Acquisition Transaction proposed by it would be equal in value to, and in the same form as, the consideration offered under the Offer. The Offeror also intends that the Cognicase Shares acquired by it pursuant to the Offer will be counted as part of any minority approval required in connection with any such transaction.

        In addition, under Rule 61-501 and Policy Q-27 if, following the Offer, the Offeror and its affiliates are the registered holders of 90% or more of the Cognicase Shares at the time the Subsequent Acquisition Transaction is initiated, the requirements for minority approval would not apply to the transaction if an enforceable right of appraisal or a substantially equivalent right is made available to the minority shareholders.

  Judicial Developments

        Prior to the adoption of Rule 61-501 and Policy Q-27, Canadian courts had, in a few instances, granted preliminary injunctions to prohibit transactions which constituted going private transactions within the meaning of Rule 61-501 and Policy Q-27. The current trend both in legislation and in the American jurisprudence upon which the previous Canadian decisions were based is toward permitting going private transactions to proceed, subject to compliance with procedures designed to ensure substantive fairness to minority shareholders.

        Shareholders should consul their legal advisors for a determination of their legal rights with respect to any transaction which may constitute a going private transaction.

17.  Regulatory Matters

  Competition Act

        The merger provisions of the Competition Act permit the Commissioner of Competition appointed under the Act (the "Commissioner") to apply to the Competition Tribunal (the "Tribunal") with respect to a "merger" (as defined in the Competition Act) and, if the Tribunal finds that the merger is likely to prevent or lessen competition substantially, it may order that the merger not proceed or, in the event that the merger has been completed, order its dissolution or the disposition of some or all of the assets or shares involved.

        The Competition Act also requires parties to certain proposed merger transactions which exceed specified size thresholds to provide the Commissioner with prior notice of and information relating to the proposed transaction and the parties thereto, and to await the expiration of the prescribed "waiting period" prior to completing the transaction. In lieu of filing the prescribed notice and awaiting the expiration of the prescribed "waiting period", a party to a proposed merger transaction may apply to the Commissioner for an advance ruling certificate which may be issued by the Commissioner if he is satisfied he would not have sufficient grounds on which to apply in respect of the transaction to the Tribunal for an order under the merger provisions of the Competition Act.

        The Offer is a "notifiable transaction" for purposes of Part IX of the Competition Act.

  HSR Act

        Under the HSR Act and the rules that have been promulgated thereunder by the FTC, certain transactions may not be consummated unless certain information has been furnished to the Antitrust Division and the FTC and certain waiting period requirements have been satisfied. The purchase of Cognicase Shares pursuant to the Offer is subject to such requirements.

        Pursuant to the requirements of the HSR Act, the Offeror and Cognicase are each required to cause to have filed a Notification and Report Form with respect to the Offer with the Antitrust Division and the FTC. The initial waiting period applicable to the purchase of Cognicase Shares pursuant to the Offer will be open for 30 days from the date of the filing of the Notification and Report Form with the Antitrust Division and the FTC. However, prior to such time, the Antitrust Division or the FTC may extend the waiting period by requesting additional information or documentary material relevant to the Offer from the Offeror. If such a request is made, the waiting period (the final waiting period) may be extended until 11:59 p.m. (Eastern time), on the 30th day after substantial compliance by the Offeror and Cognicase with such request. Only one extension of the final waiting period pursuant to a request for additional information to documentary material is authorized by the rules promulgated under the HSR Act.

        The Antitrust Division and the FTC scrutinize the legality of transactions such as the acquisition of Cognicase Shares by the Offeror pursuant to the Offer under the antitrust laws of the United States. At any time before or after the consummation of any such transaction, the Antitrust Division or the FTC could take such action under the antitrust laws of the United States as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Cognicase Shares pursuant to the Offer or seeking divestiture of the Cognicase Shares so acquired or divestiture of substantial assets of Offeror or Cognicase. Private parties (including individual States) may also bring legal actions under the antitrust laws of the United States. The Offeror does not believe that the consummation of the Offer would violate any applicable antitrust laws. However, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result will be.

18.  Canadian Federal Income Tax Considerations

        In the opinion of McCarthy Tétrault LLP, counsel to the Offeror, the following is a summary of the principal Canadian federal income tax considerations generally applicable to a Shareholder in respect of the sale of Cognicase Shares pursuant to the Offer or otherwise pursuant to certain transactions described in Section 16 of the Circular, "Acquisition of Cognicase Shares Not Deposited Under the Offer".

        This summary is not applicable to Shareholders who are "financial institutions" for the purposes of the mark-to-market rules contained in the Tax Act, Shareholders who are "specified financial institutions" for the purposes of the Tax Act or to Shareholders who are exempt from tax under the Tax Act. The summary is based on the current provisions of the Tax Act, the regulations thereunder and counsel's understanding of the current published administrative practices of the Canada Customs and Revenue Agency (the "Agency"). The summary takes into account all specific proposals to amend the Tax Act and the regulations publicly announced by the Minister of Finance (Canada) prior to the date hereof (the "Proposed Amendments"), although there is no certainty that the Proposed Amendments will be enacted in the form proposed, if at all. The summary is not exhaustive of all possible Canadian federal income tax considerations and, except for the Proposed Amendments, does not take into account or anticipate any changes in law, whether by judicial, governmental or legislative decision or action or changes in administrative practices of the Agency, nor does it take into account provincial, territorial or foreign income tax legislation or considerations. The provisions of provincial income tax legislation vary from province to province in Canada and in some cases differ from federal income tax legislation.

        The summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice or representations to any particular holder of Cognicase Shares for which the Offer is made. Accordingly, Shareholders should consult their own tax advisors with respect to their particular circumstances, including the application and effect of the income and other tax laws of any country, province, state or local tax authority.

Residents of Canada

        The following summary is generally applicable to a Shareholder who, for the purposes of the Tax Act, and at all relevant times is, or is deemed to be, resident in Canada, deals at arm's length with Cognicase and the Offeror, is not affiliated with Cognicase or the Offeror and holds Cognicase Shares as capital property. Cognicase Shares will generally be considered to be capital property to a Shareholder unless the Shareholder holds such Cognicase Shares in the course of carrying on a business, or the Shareholder has acquired them in a transaction or transactions considered to be an adventure in the nature of trade. Certain Shareholders whose Cognicase Shares might not otherwise qualify as capital property may, in certain circumstances, treat Cognicase Shares as capital property by making the irrevocable election permitted by subsection 39(4) of the Tax Act.

  Sale Pursuant to the Cash Option

        A Shareholder who disposes of Cognicase Shares pursuant to the Cash Option, or which is deemed to have tendered a portion of such Cognicase Shares to the extent that pro-ration of the Share Option is applicable, will realize a capital gain (or capital loss) equal to the amount by which the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of the Cognicase Shares to the Shareholder. For purposes of computing such capital gain or capital loss, a Shareholder will be considered to have disposed of the Cognicase Shares for proceeds of disposition equal to the amount of cash received on the disposition.

        Under the provisions of the Tax Act, a Shareholder will be required to include one-half of the amount of any resulting capital gain (a "taxable capital gain") in income, and will be required to deduct one-half of the amount of any resulting capital loss (an "allowable capital loss") against taxable capital gains realized in the year of disposition. Allowable capital losses not deducted in the taxation year in which they are realized may ordinarily be carried back and deducted in any of the three preceding years or carried forward and deducted in any following year against taxable capital gains realized in such years, to the extent and under the circumstances specified in the Tax Act. Capital gains realized by an individual (other than certain specified trusts) may be subject to alternative minimum tax.

        A capital loss otherwise arising upon the disposition of a Cognicase Share by a corporation may be reduced in certain circumstances by dividends previously received or deemed to have been received thereon. Similar rules apply where a corporation is a member of a partnership or a beneficiary of a trust and where a trust is a member of a partnership or a partnership or trust is a beneficiary of a trust. Shareholders to whom these rules may be relevant should consult their own advisors.

        A Shareholder which is a "Canadian-controlled private corporation" as defined in the Tax Act may be liable to pay an additional 6 2/3% refundable tax on certain investment income, including taxable capital gains.

  Sale Pursuant to the Share Option

        A Shareholder who disposes of Cognicase Shares pursuant to the Share Option, or which is deemed to have tendered a portion of such Cognicase Shares to the extent that pro-ration of the Cash Option is applicable, will be deemed to have disposed of such Cognicase Shares for proceeds of disposition equal to the aggregate adjusted cost base thereof to such Shareholder immediately before the exchange and to have acquired the CGI Shares received in exchange therefor at an aggregate cost equal to such aggregate adjusted cost base, unless the Shareholder chooses to report any portion of the capital gain or capital loss arising on such disposition in computing income for the year of disposition. The cost of CGI Shares acquired by the Shareholder will be averaged with the adjusted cost base of all other CGI Shares held by the Shareholder immediately prior to the exchange for the purpose of determining thereafter the adjusted cost base of each CGI Share held by such Shareholder.

        Under the Agency's current administrative practice, a Shareholder who receives cash in lieu of a fraction of a CGI Share may either reduce the adjusted cost base of its CGI Shares by the amount of such cash or include the gain or loss on the disposition of the fractional CGI Share in computing income.

  Compulsory Acquisition of Shares

        As described under Section 16 of the Circular, "Acquisition of Cognicase Shares Not Deposited Under the Offer", the Offeror may, in certain circumstances, acquire Cognicase Shares pursuant to a Compulsory Acquisition. The tax consequences to a Shareholder of a disposition of Cognicase Shares in such circumstances generally will be as described above under "Sale Pursuant to the Cash Option".

  Subsequent Acquisition Transaction

        If the Compulsory Acquisition provision of Part XVII of the CBCA are not utilized, the Offeror may propose other means of acquiring the remaining outstanding Cognicase Shares. The tax treatment of a Subsequent Acquisition Transaction to a Shareholder will depend upon the exact manner in which the Subsequent Acquisition Transaction is carried out. Shareholders should consult their own tax advisors for advice with respect to the income tax consequences to them of having their Cognicase Shares acquired pursuant to a Subsequent Acquisition Transaction.

        A Subsequent Acquisition Transaction could be implemented by means of an amalgamation of Cognicase with the Offeror or one of its affiliates pursuant to which Shareholders who have not tendered their Cognicase Shares under the Offer would have their Cognicase Shares exchanged on the amalgamation for redeemable preference shares of the amalgamated corporation ("Redeemable Shares"). Such a Shareholder would not realize a capital gain or capital loss as a result of such exchange, and the cost of the Redeemable Shares received would be equal to the aggregate of the adjusted cost base of the Cognicase Shares to the Shareholder immediately before the amalgamation.

        The Redeemable Shares would be immediately redeemed for cash. Upon such redemption, the holder thereof would be deemed to have received a dividend (subject to the potential application of subsection 55(2) of the Tax Act to holders of such shares that are corporations as discussed below) equal to the amount, if any, by which the redemption price of the Redeemable Shares exceeds their paid-up capital for the purposes of the Tax Act. The difference between the redemption price and the amount of the deemed dividend would be treated as proceeds of disposition of such shares for the purposes of computing any capital gain or capital loss arising on the disposition of such shares.

        Subsection 55(2) of the Tax Act provides that where a corporate Shareholder is deemed to receive a dividend under the circumstances described above, all or part of the deemed dividend may be treated as proceeds of disposition of the Redeemable Shares for the purpose of computing the Shareholder's capital gain or loss on the disposition of such shares. Accordingly, corporate Shareholders should consult their tax advisors for specific advice with respect to the potential application of this provision. Subject to the potential application of this provision, dividends deemed to be received by a corporation as a result of the redemption of the Redeemable Shares will be included in computing its income, but normally will also be deductible in computing its taxable income.

        A Shareholder that is a "private corporation" or a "subject corporation" (as such terms are defined in the Tax Act) may be liable to pay the 33 1/3% refundable tax under Part IV of the Tax Act on dividends deemed to be received on the Redeemable Shares to the extent that such dividends are deductible in computing the corporation's taxable income.

        In the case of a Shareholder who is an individual, dividends deemed to be received as a result of the redemption of the Redeemable Shares will be included in computing the Shareholder's income, and will be subject to the gross-up and dividend tax credit rules normally applicable to taxable dividends paid by a taxable Canadian corporation.

        Under the current administrative practice of the Agency, Shareholders who exercise their statutory right of dissent in respect of an amalgamation, would be considered to have disposed of their Cognicase Shares for proceeds of disposition equal to the amount paid by the amalgamated corporation (excluding interest awarded by the courts) to the dissenting Shareholder therefore, giving rise to a capital gain (or capital loss). However, because of uncertainties under the relevant legislation as to whether such payments to a dissenting Shareholder will be treated entirely as proceeds of disposition, or in part as payment of a deemed dividend, dissenting Shareholder should consult their own tax advisors. The calculation and tax treatment of any such capital gain or capital loss would be the same as described above under "Sale Pursuant to the Cash Option".

        If the Cognicase Shares cease to be listed on a prescribed stock exchange, the Cognicase Shares may no longer be qualified investments under the Tax Act for trusts governed by registered retirement savings, registered retirement income funds, deferred profit sharing plans and registered education savings plans.

        A Subsequent Acquisition Transaction may be carried out in a manner other than the amalgamation described above. No opinion is expressed herein as to the tax consequences of any such transaction to a Shareholder. Shareholders should consult their own tax advisors in this regard.

Non-Residents of Canada

        The following summary is generally applicable to a Shareholder who, for the purposes of the Tax Act, and any applicable income tax convention and at all relevant times is not resident, nor deemed to be resident, in Canada, deals at arm's length with Cognicase and the Offeror, is not affiliated with Cognicase or the Offeror, is not a financial institution (to which the mark-to-market rules contained in the Tax Act may be applicable), is not a non-resident insurer, holds Cognicase Shares as capital property and does not use or hold, and is not deemed to use or hold, Cognicase Shares in or in the course of carrying on a business in Canada.

  Sale Pursuant to the Offer

        A non-resident Shareholder will not be subject to tax under the Tax Act on any capital gain realized on a disposition of Cognicase Shares to the Offeror under the Offer, unless those Cognicase Shares constitute "taxable Canadian property" to the Shareholder.

        A Cognicase Share listed on a prescribed stock exchange (which includes the TSX) generally will not be taxable Canadian property to a non-resident Shareholder unless at any time during the five-year period immediately preceding the disposition of such Cognicase Share, the non-resident Shareholder, persons with whom the non-resident Shareholder did not deal at arm's length, or the non-resident Shareholder together with all such persons, owned 25% or more of the shares of any class or series of

Cognicase. For this purpose, a person will be considered to own any share in respect of which such person has an interest or option or other right to acquire. A Cognicase Share may also be (or deemed to be) taxable Canadian property in certain other circumstances specified in the Tax Act.

        Even if the Cognicase Shares are taxable Canadian property to a non-resident Shareholder, any capital gain realized upon a disposition under the Offer may be exempt from tax under the Tax Act pursuant to the provisions of an applicable income tax treaty to which Canada is a party.

        If the Cognicase Shares constitute taxable Canadian property and the disposition of such Cognicase Shares gives rise to a capital gain which is not exempt from tax under the Tax Act pursuant to the provision of an applicable income tax treaty to which Canada is a party, the tax consequences as described above under "Residents of Canada—Sale Pursuant to the Cash Option" or "—Sale Pursuant to the Share Option", as the case may be, generally apply.

        Non-resident Shareholders whose Cognicase Shares are taxable Canadian property should consult their own tax advisors for advice having regard to their particular circumstances.

  Compulsory Acquisition

        As described under Section 16 of the Circular, "Acquisition of Cognicase Shares Not Deposited Under the Offer", the Offeror may, in certain circumstances, acquire Cognicase Shares pursuant to Section 206 of the CBCA. Where a non-resident Shareholder disposes of Cognicase Shares that are taxable Canadian property for purposes of the Tax Act, the disposition may give rise to a capital gain. If the Cognicase Shares are not listed on a prescribed stock exchange at the time of disposition, they will be taxable Canadian property to a non-resident Shareholder. If such capital gain is not exempt under the terms of an applicable income tax treaty to which Canada is a party, the tax consequences as described above under "Residents of Canada—Sale Pursuant to the Cash Option" will generally apply. In addition, if the Cognicase Shares are not listed on a prescribed stock exchange at the time of disposition, the notification and withholding provisions of section 116 of the Tax Act will apply to the non-resident Shareholder. Non-resident Shareholders whose Cognicase Shares are being compulsorily acquired should consult their own tax advisors for advice having regard to their particular circumstances.

  Subsequent Acquisition Transaction

        If the Offeror does not acquire all the Cognicase Shares pursuant to the Offer or by means of Compulsory Acquisition, it may propose other means to acquire the remaining Cognicase Shares. The tax treatment of such a Subsequent Acquisition Transaction to a non-resident Shareholder will depend on the exact manner in which the transaction is carried out and the resulting tax treatment may be substantially the same as or materially different than described above. A non-resident Shareholder may realize a capital gain or a capital loss and/or a deemed dividend. Dividends paid or deemed to be paid to a non-resident will be subject to Canadian withholding tax at a rate of 25%. Such rate may be reduced under the provisions of an applicable income tax treaty to which Canada is a party. In addition, if the Cognicase Shares are not listed on a prescribed stock exchange at the time of disposition, the notification and withholding provisions of section 116 of the Tax Act will apply to the non-resident Shareholder. Non-residents Shareholders should consult their own tax advisors for advice with respect to the potential income tax consequences to them of having their Cognicase Shares acquired pursuant to a Subsequent Acquisition Transaction.

19.  Acceptance of the Offer

        Other than as described below and under Section 4 of the Circular, "Background to the Offer", the Offeror has no knowledge regarding whether Shareholders will accept the Offer.

20.  Financial Advisors, Dealer Managers and Soliciting Dealer Group

        The Offeror has engaged CIBC World Markets Inc. and Desjardins Securities Inc. to act as its exclusive financial advisors in connection with the Offer and to act as dealer managers to solicit acceptances of the Offer in Canada.

        In Canada, CIBC World Markets Inc. and Desjardins Securities Inc. have undertaken to form a soliciting dealer group consisting of members of the Investment Dealers Association of Canada and of the stock exchanges in Canada to solicit acceptances of the Offer (the "Soliciting Dealer Group"). Each member of the Soliciting Dealer Group, including CIBC World Markets Inc. and Desjardins Securities Inc., is referred to herein as a "Soliciting Dealer". The Offeror has agreed to pay to each Soliciting Dealer whose name appears in the appropriate space in the Letter of Transmittal accompanying a deposit of Cognicase Shares, except for Cognicase Shares deposited pursuant to the Lock-Up Agreement, a fee of $0.02 for each such Cognicase Share deposited and taken up by the Offeror under the Offer. The aggregate amount payable with respect to any single depositing Shareholder will not be less than $85 nor more than $1,500. The Offeror will not be required to pay a fee to more than one member of the Soliciting Dealer Group in respect of any one beneficial owner of Cognicase Shares and no solicitation fee will be payable with respect to any single beneficial owner of less than 1,000 Cognicase Shares. Where Cognicase Shares deposited and registered in a single name are beneficially owned by more than one person, the minimum and maximum amount will be applied separately in respect of each such beneficial owner. The Offeror may require the Soliciting Dealer to furnish evidence of such beneficial ownership satisfactory to the Offeror at the time of deposit.

        Except as set forth above, the Offeror will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of Cognicase Shares pursuant to the Offer. Brokers, dealers, commercial banks and trust companies and other nominees will, upon request, be reimbursed by the Offeror for customary clerical and mailing expenses incurred by it them in forwarding materials to their customers. The Dealer Managers will be reimbursed by the Offeror for their reasonable out-of-pocket expenses, in addition to receiving a fee for acting as financial advisors and dealer managers, and will be indemnified against certain liabilities (including liabilities under securities laws) in connection with the Offer.

        No brokerage fees or commissions will be payable by any Shareholder who transmits Cognicase Shares directly to the Depositary or who uses the services of the Dealer Managers or a member of the Soliciting Dealer Group to accept the Offer. Shareholders should contact the Depositary, the Dealer Managers or a broker or dealer for assistance in accepting the Offer or in depositing Cognicase Shares with the Depositary.

21.  Depositary

        The Offeror has engaged the Depositary for the receipt of certificates representing the Cognicase Shares, related Letters of Transmittal and other documents and for the receipt from Shareholders of tax elections to be signed by the Offeror. The Depositary will also receive Notices of Guaranteed Delivery deposited under the Offer, give notices where necessary and make payment for Cognicase Shares purchased by the Offeror pursuant to the Offer. The Depositary will receive reasonable and customary compensation from the Offeror for its services in connection with the Offer, will be reimbursed for certain out-of-pocket expenses and will be indemnified against certain liabilities, including liabilities under securities laws and expenses in connection therewith.

        No broker, dealer, bank or trust company shall be deemed to be the agent of the Offeror or the Depositary for purposes of the Offer.

22.  Legal Matters

        Certain legal matters on behalf of the Offeror will be passed upon by, and the opinions contained under "Canadian Federal Income Tax Considerations" have been provided by, McCarthy Tétrault LLP, counsel to the Offeror. The partners and associates of McCarthy Tétrault LLP beneficially own, directly or indirectly, less than 1% of the outstanding CGI Shares.

23.  Fees and Expenses

        The Offeror expects to incur expenses of approximately $5 million in connection with this Offer, including filing fees, the cost of the financial advisory services (including a success fee), and legal, accounting and printing expenses.

24.  Shareholder's Statutory Rights

        Securities legislation in certain of the provinces and territories of Canada provides Shareholders with, in addition to any other rights they may have at law, rights of rescission or to damages, or both, if there is a misrepresentation in a circular or notice that is required to be delivered to such Shareholders. However, such rights must be exercised within prescribed time limits. Shareholders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult with a lawyer.

25.  Documents Filed as Part of the US Registration Statement

        A registration statement on Form F-8 (the "Registration Statement") will be filed on or about December 6, 2002 with the Securities and Exchange Commission of the United States ("SEC") under the Securities Act of 1933, as amended, relating to the Offer. The following documents will be filed on or about December 6, 2002 with the SEC as part of the Registration Statement of which the Offer is part, insofar as called for by such Commission's Form F-8: (i) the documents listed in the Offer and the Circular as incorporated by reference herein in Section 1 of the Circular; (ii) the form of Letter of Transmittal; (iii) the form of Notice of Guaranteed Delivery; (iv) the consent of the auditors; (v) the consent of counsel; (vi) the Lock-Up Agreement; (vii) the Confidentiality Agreement; (viii) the Exclusivity Agreement; (ix) the Depositary Agreement; the (x) Dealer Managers Engagement Letter; (xi) form of advertisement, (xii) the press release of CGI dated December 6, 2002, and (xiii) Powers of Attorney for certain officers and directors.

        Copies of these documents may be obtained upon request without charge from the Secretary of CGI at 1130 Sherbrooke Street West, Montreal, Québec, H3A 2M8.

CONSENT OF COUNSEL

        To: The Directors of CGI Group Inc

        We hereby consent to the reference to our opinion contained under "Canadian Federal Income Tax Considerations" in the Circular accompanying the Offer dated December 6, 2002 made by CGI Group Inc. to Shareholders of Cognicase.

        We hereby consent to the reference to our opinion in the registration statement on Form F-8 to be filed with the US Securities and Exchange Commission.

Dated: December 6, 2002	(Signed) McCarthy Tétrault LLP

[LETTERHEAD]

CONSENT OF AUDITORS

December 6, 2002

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
Commission des valeurs mobilières du Québec
Administrator of the Securities Act, New Brunswick
Nova Scotia Securities Commission
Registrar of Securities, Prince Edward Island
Newfoundland & Labrador Securities Commission
Registrar of Securities, North West Territories
Registrar of Securities, Yukon

Dear Sirs/Mesdames:

Re: CGI Group Inc.

We refer to the Circular of CGI Group Inc. dated December 6, 2002 relating to the offer to purchase all of the common shares of Cognicase Inc. We consent to the use through incorporation by reference, in the above-mentioned Circular, of our report dated November 4, 2002 to the shareholders of CGI Group Inc. on the consolidated balance sheets as at September 30, 2002 and 2001 and the consolidated statements of earnings, retained earnings and cash flows for each of the years in the three-year period ended September 30, 2002.

We also consent to the use in the above-mentioned Circular of our compilation report dated December 6, 2002 addressed to the Directors of CGI Group Inc. on the unaudited pro forma condensed consolidated balance sheet of CGI Group Inc. as at September 30, 2002 and on the unaudited pro forma condensed consolidated statement of earnings for the year then ended.

We also consent to the use of such report in the registration statement on Form F-8 to be filed with the US Securities and Exchange Commission.

Yours truly,

(Signed) Samson Bélair/Deloitte & Touche
                  Chartered Accountants

APPROVAL AND CERTIFICATES

        The contents of the Offer and Circular have been approved, and the sending, communication or delivery thereof to the holders of Cognicase Shares has been authorized, by the board of directors of the Offeror. The foregoing together with the documents incorporated therein by reference contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made. In addition, the foregoing does not contain any misrepresentation likely to affect the value or market price of the Cognicase Shares which are the subject of the Offer.

Dated: December 6, 2002

CGI Group Inc.

(Signed) SERGE GODIN Chairman of the Board and Chief Executive Officer	(Signed) ANDRÉ IMBEAU Executive Vice-President and Chief Financial Officer

On behalf of the Board of Directors

(Signed) CLAUDE BOIVIN Director	(Signed) CLAUDE CHAMBERLAND Director

SCHEDULE "A"

Additional Information Concerning CGI

CGI Group Inc.

Subsidiaries	A-2
Description of Share Capital	A-2
Options Agreement	A-5
Principal Holders of Voting Shares	A-9
Risk Factors	A-9
Auditors	A-11

SUBSIDIARIES

        The following is a list of the Subsidiaries of CGI having (i) total assets representing more than 10% of the consolidated assets of CGI as at September 30, 2002, or (ii) sales and operating revenues representing more than 10% of the consolidated sales and operating revenues of CGI for the year ended September 30, 2002.

Name	Laws of incorporation	Percentage of ownership
Conseillers en Gestion et Informatique C.G.I. Inc.	Québec	100%
CGI Information Systems and Management Consultants Inc.	Canada	100%
The CGI Group Holding Corporation	Delaware	100%

DESCRIPTION OF SHARE CAPITAL

Description of Share Capital

        As of the date hereof, CGI's authorized share capital consists of an unlimited number of First Preferred Shares, issuable in series, an unlimited number of Second Preferred Shares, issuable in series, an unlimited number of Class A Shares and an unlimited number of Class B Shares, all without par value, of which, as at September 30, 2002, 339,900,257 Class A Shares and 40,799,774 Class B Shares were outstanding.

        The following summary of the material features of CGI's authorized share capital is given subject to the detailed provisions of its articles of incorporation.

  First Preferred Shares

        The First Preferred Shares may be issued from time to time in one or more series and the Board of Directors of CGI has the right to determine, by resolution, the designation, rights, privileges, restrictions and conditions attaching to each series. The First Preferred Shares of each series rank equal to the First Preferred Shares of all other series and rank prior to the Second Preferred Shares, the Class A Shares and Class B Shares with respect to payment of dividends and repayment of capital. The holders of First Preferred Shares are entitled to receive notice of and attend any shareholders' meetings and are entitled to one vote per share.

  Second Preferred Shares

        The Second Preferred Shares may be issued from time to time in one or more series and the Board of Directors of CGI has the right to determine, by resolution, the designation, rights, privileges, restrictions and conditions attaching to each series. The Second Preferred Shares of each series rank equal to all other Second Preferred Shares of all other series and rank prior to the Class A Shares and Class B Shares with respect to payment of dividends and repayment of capital. The Second Preferred Shares are non-voting.

  Class A Shares and Class B Shares

  Dividends

        The Class A Shares and Class B Shares participate equally, share for share, in any dividend which may be declared, paid or set aside for payment thereon.

  Subdivision or Consolidation

        The Class A Shares or Class B Shares may not be subdivided or consolidated unless simultaneously the Class B Shares or the Class A Shares, as the case may be, are subdivided or consolidated in the same manner and in such an event, the rights, privileges, restrictions and conditions then attaching to the Class A Shares and Class B Shares shall also attach to the Class A Shares and Class B Shares as subdivided or consolidated.

  Liquidation

        Upon liquidation or dissolution of CGI or any other distribution of its assets among its shareholders for the purposes of winding up its affairs, all the assets of CGI available for payment or distribution to the holders of Class A Shares and holders of Class B Shares will be paid or distributed equally, share for share.

  Conversion of Class A Shares

        Subject to what is hereinafter set out, if a take-over bid or exchange bid or an issuer bid, other than an exempt bid (as defined in the articles of incorporation of CGI), for the Class B Shares is made to the holders of Class B Shares without being made simultaneously and on the same terms and conditions to the holders of Class A Shares, each Class A Share shall become convertible into one Class B Share, at the holder's option, in order to entitle the holder to accept the offer from the date it is made. However, this right of conversion shall be deemed not to come into effect if the offer is not completed by its offeror or if the senior executives and full-time employees of CGI or its Subsidiaries and any corporate entity under the control of one or more of such senior executives, as owners, as a group, of more than 50% of the outstanding Class B Shares, do not accept the offer.

        The articles of incorporation of CGI contain a complete description of the types of bids giving rise to the rights of conversion, provide certain procedures to be followed to perform the conversion and stipulate that upon such a bid, CGI or the transfer agent will communicate in writing to the holders of Class A Shares full details as to the bid and the manner of exercising the right of conversion.

  Conversion of Class B Shares

        Each Class B Share may, from time to time, at the holder's option, be converted into one Class A Share.

  Voting Rights

        The holders of Class A Shares are entitled to one vote per share and the holders of Class B Shares are entitled to ten votes per share.

  Issue of Class B Shares

        CGI's articles of incorporation provide for pre-emptive rights in favour of holders of Class B Shares. Therefore, CGI may not issue Class A Shares or securities convertible into Class A Shares without offering, in the manner determined by the Board of Directors of CGI, to each holder of Class B Shares, pro rata to the number of Class B Shares it holds, the right to subscribe concurrently with the issue of Class A Shares or of securities convertible into Class A Shares, as the case may be, an aggregate number of Class B Shares or securities convertible into Class B Shares, as the case may be, sufficient to fully maintain its proportion of voting rights associated with the Class B Shares. The consideration to be paid for the issuance of each Class B Share or security convertible into Class B Shares, as the case may be, shall be equal to the issue price of each Class A Share or security convertible into Class A Shares then issued.

        The pre-emptive rights do not apply in the case of the issuance of Class A Shares or securities convertible into Class A Shares:

  (i)
  in payment of stock dividends;

  (ii)
  pursuant to the stock option plans or share purchase plans of CGI;

  (iii)
  further to the conversion of Class B Shares into Class A Shares pursuant to the articles of incorporation of CGI; or

  (iv)
  further to the exercise of the conversion, exchange or acquisition rights attached to securities convertible into Class A Shares.

        Any holder of Class B Shares may assign its pre-emptive rights to other holders of Class B Shares.

        Messrs. Serge Godin, André Imbeau and Jean Brassard (collectively, the "Majority Shareholders") have not disclosed to CGI, as of the date hereof, whether they or their holding companies will exercise their pre-emptive rights to acquire additional Class B Shares in connection with the Offer. BCE Inc. ("BCE") has not disclosed to CGI, as of the date hereof, whether it and one of its wholly-owned subsidiaries will exercise their pre-emptive rights to acquire additional Class B Shares in connection with the Offer.

  Automatic conversion into Common Shares

        If BCE, Bell Canada and any of their wholly-owned subsidiaries hold in the aggregate at least 30% of the outstanding equity shares of CGI, the Class B Shares will be automatically converted into Class A Shares on a one-for-one basis, thereby eliminating the multiple votes attached to the Class B Shares, and the Class A Shares will be automatically redesignated as "common shares" as of the earliest of:

  (i)
  January 5, 2004;

  (ii)
  90 calendar days after written notice by BCE that CGI or any of the Majority Shareholders or their respective holding companies is in breach in any material respect of the Options Agreement referred to under "Options Agreement" below, which breach was not cured or remedied; and

  (iii)
  the date of an order issued by an arbitrator in connection with the resolution of the dispute in connection with this material breach, if CGI, or any of the Majority Shareholders or their respective holding companies choose to submit the matter to arbitration in accordance with the Options Agreement. See "Options Agreement" below.

  Rank

        Except as otherwise provided hereinabove, each Class A Share and each Class B Share carry the same rights, rank equally in all respects and are to be treated by CGI as if they constituted shares of a single class.

  Amendments

        The rights, privileges, conditions and restrictions attaching to the Class A Shares or Class B Shares may respectively be amended if the amendment is authorized by at least two thirds of the votes cast at a meeting of holders of Class A Shares and Class B Shares duly convened for that purpose. However, if the holders of Class A Shares as a class or the holders of Class B Shares as a class were to be affected in a manner different from that of the other class of shares, such amendment shall, in addition, be authorized by at least two thirds of the votes cast at a meeting of holders of shares of the class of shares so affected in a different manner.

OPTIONS AGREEMENT

        The Majority Shareholders, their respective holding companies, Bell Canada, BCE and CGI have entered into an options agreement and shareholders' agreement (the "Options Agreement") in 1998, as since amended, reflecting certain shareholder arrangements.

Decisions Requiring Prior Approval by BCE

        The Options Agreement provides that until the earlier of January 5, 2006 and the date on which BCE acquires Control (as defined in the Options Agreement) of CGI, certain matters, shall be subject to the prior approval of the Chief Executive Officer or the Chief Operating Officer of BCE. Specifically, BCE must approve:

  •
  any change in the dividend policy of CGI;

  •
  any arrangement, amalgamation or merger of CGI with any person other than wholly-owned subsidiaries of CGI or other public corporations with market capitalizations less than 10% of that of CGI;

  •
  any transaction with a value in excess of $10 million between CGI and its Subsidiaries on the one hand, and any person or persons acting in concert with 10% or more of the voting power of CGI, other than BCE and its affiliates;

  •
  any transaction or operation involving CGI or one of its consolidated Subsidiaries as a result of which certain financial ratios would not be met;

  •
  the appointment, from time to time, of a Chief Executive Officer, Chief Operating Officer or Chief Financial Officer of CGI other than one of the Majority Shareholders;

  •
  amendments to articles of incorporation or by-laws of CGI;

  •
  redemptions, purchases or offers to purchase or redeem equity shares of CGI;

  •
  acquisitions or agreements of CGI to acquire any person or business primarily engaged in an activity other than IT services;

  •
  making by CGI or its Subsidiaries of any acquisition or disposition of assets or securities in excess of 10% of the market capitalization of CGI;

  •
  any agreement or commitment by CGI or any of its consolidated Subsidiaries to guarantee or pay any indebtedness of any person (other than CGI or any of its consolidated Subsidiaries);

  •
  launching of new lines of business for CGI or material changes in CGI's corporate strategy;

  •
  adoption of any annual business plan or budget of CGI or the making of any amendment thereto showing a pre-tax margin of less than 7%; and

  •
  any material alliance or joint venture by CGI that BCE reasonably concludes is or would likely be: (i) outside the normal course of CGI's business; (ii) in any significant manner, inconsistent with CGI's strategic business plan; or (iii) in any significant manner, inconsistent with the commercial interests of the BCE group of companies.

        The consent of the appropriate officer of BCE, to the extent required, has been obtained by CGI in connection with the Offer.

        The Majority Shareholders, in their capacity as directors of CGI, subject to their fiduciary duties as directors, and the Majority Shareholders (and their respective holding companies), in their capacity as shareholders of CGI, have agreed to vote in accordance with BCE's position on these matters when brought before the directors or shareholders of CGI.

        In recognition of BCE's and the Majority Shareholders' respective significant ownership interests and voting rights in CGI, and of BCE's rights under the Options Agreement (including those described above), the advice of BCE's nominees on CGI Board of Directors, and of the Majority Shareholders, in their capacity as directors, will be sought prior to CGI's undertaking (directly or indirectly) any proposed acquisitions of any business and any proposed agreements or arrangements with any one customer and affiliates of one customer with revenues and/or obligations per annum in excess of $25 million. The Board of Directors of CGI has approved the terms of this Offer.

Board of Directors Designees

        So long as BCE (and any of its wholly-owned subsidiaries) holds at least 20% of the outstanding shares in the share capital of CGI, the Majority Shareholders and their respective holding companies have undertaken to vote to elect to the Board of Directors of CGI the number of board designees nominated by BCE as shall represent 25% of the total number of directors on the CGI board. Furthermore, until the date on which BCE acquires Control (as defined in the Options Agreement) of CGI, BCE (and its wholly-owned subsidiaries holding shares of CGI) have undertaken to vote in favour of the election of each of Messrs. Serge Godin and André Imbeau as a director of CGI to the extent that each of them is at that time a senior executive of CGI.

Put Rights of the Majority Shareholders

        The Majority Shareholders and their respective holding companies have the right to sell to BCE, in the aggregate:

  •
  up to 10,432,095 Class B Shares (representing 30% of the Class B Shares held by them as at July 1, 1998) at any time on and after January 5, 2002 and prior to January 5, 2003; and

  •
  up to all Class B Shares held by them as at July 1, 1998 and not previously put to BCE, at any time on and after January 5, 2003 and prior to January 5, 2004.

        The put rights of the Majority Shareholders may however be accelerated in the event of long-term disability or death of any of the Majority Shareholders with respect to up to all Class B Shares then held by the Majority Shareholders, depending on which Majority Shareholder is concerned, and may also be accelerated upon failure of BCE to comply with its material obligations under the Options Agreement.

Call Right of BCE

        For a period of two years after January 5, 2004, BCE will have the right to purchase all but not less than all the Class A Shares and Class B Shares then held by the Majority Shareholders and their respective holding companies. This call right may also be accelerated in certain circumstances, including in the event of a failure by any of the Majority Shareholders or any of their respective holding companies to comply with their material obligations under the Options Agreement.

Price on the Put and Call Rights

        The price per share on any exercise of the put rights of the Majority Shareholders and their respective holding companies and the call right of BCE will be 115% of the then per share market price of the Class A Shares and will be payable in common shares of BCE at the then market price per common share of BCE at the time of the exercise.

BCE Rights of First Refusal

        BCE has a right of refusal on all sales of CGI shares held by the Majority Shareholders and their respective holding companies, other than Class A Shares acquired by the Majority Shareholders after

July 1, 1998 pursuant to CGI's employee share purchase plan or pursuant to the exercise of options under CGI's share option plan and other than 2,000,000 Class B Shares in the aggregate held by the Majority Shareholders and their respective holding companies and the 5,209,155 and 744,093 Class B Shares respectively acquired by Messrs. Serge Godin and André Imbeau (through their respective holding companies) pursuant to the exercise of their pre-emptive rights in connection with the acquisition of IMRglobal Corp. (now CGI Information Technology Services, Inc.) ("IMRglobal") on July 27, 2001.

        The 2,000,000 Class B Shares may be converted into Class A Shares and sold on the market after having been offered among the Majority Shareholders and their respective holding companies and then to BCE at the market price of Class A Shares. The Class B Shares acquired by Messrs. Serge Godin and André Imbeau through their respective holding companies pursuant to the exercise of their pre-emptive rights in connection with the acquisition of IMRglobal may be converted into Class A Shares and sold on the market after having been offered among the respective holding companies of the Majority Shareholders and then to BCE at the market price of Class A Shares.

Change of Control Offers

        If, before BCE acquires control of CGI, an offer is made to buy shares of CGI such that control of CGI would change, which offer the Majority Shareholders and their holding companies wish to accept, and BCE elects not to exercise its rights of first refusal on these shares, the Majority Shareholders and their holding companies may sell their shares in such change of control sale, provided that, as soon as practicable after the sale, Bell Canada has the right to terminate its outsourcing agreement with CGI and buy from CGI, at the fair market value as defined in the outsourcing agreement, all or part of the assets used in providing services under the outsourcing agreement between CGI and Bell Canada and to engage all or part of the employees rendering services to Bell Canada under this outsourcing agreement and to terminate the agreement.

Pre-emptive Rights

        The Majority Shareholders and their respective holding companies have undertaken to assign to BCE the right, at BCE's sole option, to acquire any portion of the Class B Shares to which the Majority Shareholders and their respective holding companies would be entitled to subscribe pursuant to the pre-emptive rights provided for in the articles of incorporation of CGI and which the Majority Shareholders and their respective holding companies decide not to acquire.

        CGI may not issue Class A Shares or any securities convertible into Class A Shares without offering to BCE the right to subscribe to additional Class A Shares to permit BCE to fully maintain its pro rata equity participation in the capital of CGI, at equivalent prices.

        BCE's pre-emptive rights do not apply in the case of issuances of Class A Shares:

  (i)
  in payment of stock dividends;

  (ii)
  upon exercise of options granted pursuant to the CGI share option plan;

  (iii)
  further to the conversion of Class B Shares into Class A Shares pursuant to the articles of incorporation of CGI; or

  (iv)
  further to the exercise of the conversion, exchange or acquisition rights attached to securities convertible into Class A Shares.

        Notwithstanding the foregoing, CGI must, at the request of BCE, issue Class A Shares to BCE, on or before February 28 of each year, up to the aggregate number of shares which allows BCE to maintain the same proportionate holding of Class A Shares as it had prior to each issuance of shares upon the exercise of options granted pursuant to the CGI share option plan. In fiscal 2002, 1,546,801 options granted pursuant to the CGI share option plan have been exercised by their holders.

        BCE has not disclosed to CGI, as of the date hereof, whether it will exercise its pre-emptive rights to acquire Class A Shares in connection with the Offer.

Sale of Shares held by BCE

        Pursuant to section 1.4 of the Options Agreement, should BCE or any of its wholly-owned subsidiaries desire to sell any shares it holds in CGI, it shall first sell all of its Class A Shares before being entitled to sell any Class B Shares and in no event shall either BCE or any of its wholly-owned subsidiaries be entitled to sell any shares of CGI unless it gives CGI a twelve-month prior notice of such sale in order to allow BCE and any of its wholly-owned subsidiaries to consult with CGI as to the identity of the potential purchaser(s) and to allow CGI to identify for BCE and any of its wholly-owned subsidiaries other mutually acceptable potential purchaser(s); provided however that the foregoing shall not restrict the ability of BCE and of any of its wholly-owned subsidiaries to sell such shares at their discretion beyond such twelve-month notification period and provided further that the foregoing shall not apply to the sale or transfer of shares to a wholly-owned subsidiary of BCE, but in the event of such sale or transfer, BCE shall ensure that such wholly-owned subsidiary shall comply with the provisions of section 1.4 of the Options Agreement with respect to the resale of its shares in CGI. Notwithstanding the foregoing, BCE or any of its wholly-owned subsidiaries may sell any shares it holds in CGI before the expiry of the twelve-month notice period referred to above to the extent that CGI is satisfied, in its entire discretion, that the proposed sale would be effected in a manner which is not prejudicial to the business, operation or financial condition of CGI and that, in the reasonable judgment of CGI, it is not susceptible of having an adverse effect on the market price of the CGI shares.

Registration Rights Agreement

        Pursuant to a Registration Rights Agreement between CGI, BCE and Bell Canada dated July 1, 1998, BCE and Bell Canada have been granted certain demand and incidental rights to sell all or a portion of their shares in CGI under certain specific conditions and circumstances.

Termination

        The Options Agreement shall terminate on the earliest of:

  •
  January 5, 2006, subject to outstanding notices with respect to the right of refusal of BCE under the agreement;

  •
  the date on which BCE acquires all CGI shares held by the Majority Shareholders and their holding companies, and covered by the put and call options; and

  •
  the date on which a person, other than BCE or any of its affiliates, acquires all of the shares of CGI held by the Majority Shareholders and their holding companies.

        All of the rights under the Options Agreement described in this section terminate upon termination of the Options Agreement except the non-competition provisions thereunder restricting the Majority Shareholders and their respective holding companies from competing in the fields of IT services or telecommunications in some geographical areas in Canada for a period of three years thereafter.

PRINCIPAL HOLDERS OF VOTING SHARES

        The following table indicates, as at December 4, 2002, to the knowledge of senior executives of CGI, the number of Class A Shares and Class B Shares over which, directly or indirectly, BCE and the Majority Shareholders exercised control or direction, and the percentage thereof (in equity and votes) in relation to all outstanding Class A Shares and Class B Shares.

	As at December 4, 2002
	BCE	Majority Shareholders
Number of Class A Shares	113,000,794	1,030,070
Number of Class B Shares	7,027,606	33,772,168
% of outstanding shares	31.52%	9.14%
% of total votes	24.50%	45.28%

        Notwithstanding the foregoing, CGI must, at the request of BCE, issue Class A Shares to BCE, on or before February 28 of each year, up to the aggregate number of shares which allows BCE to maintain the same proportionate holding of Class A Shares as it had prior to each issuance of shares upon the exercise of options granted pursuant to the CGI share option plan. In fiscal 2002, 1,546,801 options granted pursuant to the CGI share option plan have been exercised by their holders.

RISK FACTORS

        The following are certain risk factors related to the business of CGI which Shareholders should carefully consider in evaluating the Offer.

CGI operates in a highly competitive industry.

        CGI operates in a highly competitive industry. Certain of the companies which compete with CGI have longer operating histories, larger client bases, longer relationships with their clients, greater brand or name recognition, and greater financial and other resources than those of CGI. As a result, CGI's competitors may be in a stronger position to respond more quickly to new or emerging technologies and changes in client requirements and to devote greater resources than CGI can to the development, promotion and sale of their services. Competitors could lower their prices, potentially forcing CGI to lower its prices and suffer reduced operating margins.

CGI's strategic alliance with BCE may create business risks as well as opportunities.

        To the knowledge of senior executives of CGI, as at December 4, 2002, BCE, directly or indirectly, owned shares of CGI representing approximately 24.5% of the voting power of all voting shares of CGI. CGI delivers a wide range of IT services to BCE and its related companies, ranging from full or partial outsourcing of IS/IT services, to consulting and systems integration services, and has other business relationships with BCE. The terms of the contracts which form part of this strategic relationship between CGI and BCE and its related companies were negotiated at arm's length. For the years ended September 30, 2000, 2001 and 2002, revenues attributable to these contracts accounted for 39.4%, 28.0% and 23.2% of CGI's total gross revenue, respectively. This strategic alliance is material to CGI, and a loss of, or a substantial decrease in, this business could have a material adverse effect on CGI. Also, competitors of BCE and its affiliates, including Bell Canada, may be reluctant to engage in business with CGI, or certain significant projects with such competitors may be subject to consultation with BCE.

CGI's revenues and operating results may fluctuate from quarter to quarter, and fluctuations in operating results could cause CGI's stock price to decline.

        CGI's operating results have fluctuated in the past and CGI's revenue and operating results may fluctuate in the future as a result of a variety of factors, many of which will be outside of CGI's control. In future quarters, CGI's operating results may be below the expectations of public market analysts or investors, and the price of the Class A Shares may decline. Following the acquisition of IMRglobal, the greater proportion of consulting and systems integration services in CGI's business mix, versus outsourcing, may result in greater quarterly revenue variations. In addition, the rights of certain customers to terminate their contractual relationship with CGI for convenience or upon a change of control of CGI may adversely impact CGI's backlog and operating results.

CGI must continue to attract and retain quality professionals.

        CGI must attract a significant number of new professionals to implement its growth plans. The number of potential professionals that meet its hiring criteria is relatively small, and CGI faces significant competition for these professionals from its direct competitors and others in the IT industry. Competition for these professionals may result in significant increases in costs to retain the professionals, which could reduce margins of CGI and its profitability. In addition, CGI will need to attract professionals in international locations, principally Europe and India, to support its international growth plans. CGI's inability to recruit new professionals and retain existing professionals could impair its ability to service existing engagements or undertake new engagements. If CGI was unable to attract and retain professionals, its revenues and its profitability could decline.

There are risks associated with CGI's acquisition activity.

        The IT services industry is undergoing significant consolidation and change. CGI has engaged in a number of significant acquisitions as part of its growth and business development strategy. There can be no assurance that CGI will be able to identify appropriate acquisition candidates in the future, that any identified candidates will be acquired or that acquired businesses will prove profitable.

        In addition, CGI's future success is dependent on its ability to integrate past and future acquisitions into one enterprise with a common business and operating plan. CGI may not be successful in its efforts to integrate acquired businesses or to monitor their performance. If CGI was unable to do so, or if it experiences delays or unusual expenses in doing so, its operating costs may be higher than anticipated and earnings may be lower than anticipated which could have an adverse effect on CGI's businesses, financial condition and results of operations.

        Also, industry consolidation or the formation of joint ventures or alliances could reduce CGI's client base, reduce the number of potential clients that CGI can Cognicase or decrease the demand for its services. A merger or acquisition of one of CGI's clients may result in the elimination, postponement or reduction of outsourced IT services utilized by CGI.

With the increased international business volume, CGI will be exposed to greater foreign currency exchange risks, which could adversely impact its operating results.

        Some of CGI's international engagements are denominated in the local currency of its clients. Expenses that CGI incurs in delivering these services, consisting primarily of consultant compensation, are often denominated in Canadian dollars. To the extent that the value of a currency in which CGI's billings are denominated decreases in relation to the Canadian dollar or another currency in which CGI's expenses are denominated, its revenues, operating results and financial condition could be harmed. CGI may hedge its foreign currency exposure from time to time, but hedging may not be effective.

If CGI fails to meet client expectations in the performance of its services and the provision of solutions, CGI could damage its reputation and have difficulty attracting new business.

        CGI's services and solutions often involve complex information systems and software, which are critical to its clients' operations. CGI's failure to meet client expectations in the provision of appropriate solutions, and the performance of its services, including the quality, cost and timeliness of its services, may damage its reputation in the IT services industry and adversely affect its ability to attract and retain clients. If a client is not satisfied with CGI's solutions or services, CGI will generally spend additional human and other resources at its own expense to ensure client satisfaction. Such expenditures will typically result in a lower margin on such engagements and could materially adversely affect CGI's business, financial condition and results of operations.

        In the course of providing its solutions and services, CGI will often recommend the use of other software and hardware products. These products may not perform as expected or may contain defects. If this occurs, CGI's reputation could be damaged and it could be subject to liability. CGI attempts contractually to limit its exposure to potential liability claims. Such limitations may not always be effective. A successful liability claim brought against CGI may adversely affect its reputation in the IT services industry and could have a material adverse effect on its business, financial condition and results of operations. Although CGI maintains liability insurance, such insurance may not always provide adequate coverage for successful claims against it.

If CGI fails to develop long-term relationships with customers, its success could be jeopardized.

        The future success of CGI depends to a significant extent on its ability to develop long-term relationships with its customers. CGI may be unable to develop new customer relationships and its relationships with new or existing customers may be unsuccessful. CGI's inability to build long-term customer relations could result in declines in its revenues and profitability.

AUDITORS

        The auditors of CGI are Samson Bélair Deloitte & Touche, Chartered Accountants, 1 Place Ville-Marie, suite 3000, Montreal, Québec, H3B 4T9.

SCHEDULE "B"

Unaudited pro forma condensed consolidated financial statements

Compilation report	B-2
Unaudited pro forma condensed consolidated statement of earnings	B-3
Unaudited pro forma condensed consolidated balance sheet	B-4
Notes to unaudited pro forma condensed consolidated financial statements	B-5

Unaudited pro forma condensed consolidated financial statements

Compilation report

To the Directors of
CGI Group Inc.

        We have reviewed, as to compilation only, the accompanying unaudited pro forma condensed consolidated balance sheet as at September 30, 2002 and the unaudited pro forma condensed consolidated statement of earnings of CGI Group Inc. ("CGI") for the year ended September 30, 2002 which have been prepared in accordance with accounting principles generally accepted in Canada. The statements have been prepared for inclusion in the Circular related to the offer to purchase all of the outstanding common shares of Cognicase Inc. In our opinion, the unaudited pro forma condensed consolidated balance sheet and unaudited pro forma condensed consolidated statement of earnings have been properly compiled to give effect to the proposed acquisition and the assumptions described in the accompanying notes thereto.

(Signed) Samson Bélair/Deloitte & Touche

Chartered Accountants

Montréal, Quebec
December 6, 2002

CGI GROUP INC.

Unaudited pro forma condensed consolidated statement of earnings year ended September 30, 2002

	CGI $	Cognicase $	Pro forma adjustments $	Notes		CGI pro forma $
	(audited)	(unaudited)				(unaudited)
	(amounts are in thousands of CDN$ except per share data)
Revenue	2,169,613	513,171				2,682,784
Operating expenses	1,860,463	474,120				2,334,583

Operating earnings before:	309,150	39,051				348,201
Depreciation and amortization	77,005	20,801				97,806

Earnings before the following items:	232,145	18,250				250,395
Other revenues (interest expenses)	422	1,319	(7,129)	(iv	)	(5,388)

Earnings before income taxes and goodwill impairment loss	232,567	19,569	(7,129)			245,007
Provision for income taxes	96,768	12,434	(2,709)	(v	)	106,493

Earnings before goodwill impairment loss	135,799	7,135	(4,420)			138,514
Goodwill impairment loss	—	478,466	—			478,466

Net earnings (loss)	135,799	(471,331)	(4,420)			(339,952)

Basic and diluted earnings per share before goodwill impairment loss	0.36					0.35

Basic and diluted earnings per share	0.36					(0.85)

Basic weighted average number of shares	377,349,472		20,213,233	(ii	)	397,562,705

Diluted weighted average number of shares	381,570,855		20,213,233	(ii	)	401,784,088

CGI GROUP INC.

Unaudited pro forma condensed consolidated balance sheet

as at September 30, 2002

	CGI $	Cognicase $	Pro forma adjustments $	Notes		CGI pro forma $
	(audited)	(unaudited)	(unaudited)			(unaudited)
	(amounts are in thousands)
Assets
Current assets
Cash and cash equivalents	104,221	34,169				138,390
Short-term investments	—	19,842				19,842
Accounts receivable	295,191	126,504				421,695
Income taxes	—	10,127				10,127
Work in progress	98,904	21,549				120,453
Prepaid expenses and other current assets	48,373	5,020				53,393
Future income taxes	12,567	—				12,567

	559,256	217,211				776,467
Fixed assets	145,381	58,526				203,907
Investments	—	6,119				6,119
Contract costs and other long-term assets	433,742	72,570				506,312
Future income taxes	28,661	8,016				36,677
Goodwill	1,133,852	—	141,128	(iii	)	1,274,980

	2,300,892	362,442	141,128			2,804,462

Liabilities
Current liabilities
Bank advances	—	2,536				2,536
Accounts payable and accrued liabilities	261,509	86,219				347,728
Deferred revenue	61,027	30,877				91,904
Income taxes	5,128	—				5,128
Future income taxes	26,301	4,320				30,621
Current portion of balance of purchase price payable	—	25,313				25,313
Current portion of long-term debt	4,172	4,131				8,303

	358,137	153,396				511,533
Future income taxes	93,696	—				93,696
Balance of purchase price payable	—	25,585				25,585
Long-term debt	4,328	6,291	161,649	(ii, iii	)	172,268
Deferred credits and other long-term liabilities	65,116	—				65,116

	521,277	185,272	161,649			868,198

Shareholders' equity	1,779,615	177,170	156,649	(ii	)	1,936,264
			(177,170)	(ii	)

	2,300,892	362,442	141,128			2,804,462

CGI GROUP INC.
Notes to unaudited pro forma condensed consolidated financial statements year ended September 30, 2002

1.    Description of offer to purchase

        CGI Group Inc. ("CGI") is offering to purchase all Cognicase Inc. ("Cognicase") issued and outstanding common shares, including Cognicase common shares which may become outstanding after the date of this offer upon the exercise of currently outstanding options and other rights (including the guaranteed purchase price balance to be satisfied by the issuance of shares) on the basis of, at the option of Cognicase shareholders for each Cognicase common share as follows:

  •
  $4.25 in cash (the cash option)

  •
  0.5484 CGI Class A subordinate shares (the share option) or

  •
  any combination of the above as elected by the Cognicase shareholder.

2.    Basis of presentation

        The accompanying unaudited pro forma condensed consolidated balance sheet and unaudited pro forma condensed consolidated statement of earnings for the year ended September 30, 2002 of CGI Group Inc. ("CGI") have been prepared by management in accordance with Canadian generally accepted accounting principles for inclusion in CGI's Circular ("Circular") to give effect to the proposed acquisition of all outstanding Cognicase common shares by CGI based on:

  •
  The audited consolidated financial statements of CGI for the year ended September 30, 2002.

  •
  The unaudited consolidated balance sheet of Cognicase as at September 30, 2002 and the unaudited consolidated statement of earnings of Cognicase for the year then ended.

        There is no information known to CGI's management which indicates any material change in the affairs of Cognicase since the date of the last published unaudited financial statements of Cognicase other than that which has been publicly disclosed by Cognicase.

        In the opinion of CGI's management, the unaudited pro forma condensed consolidated balance sheet and the unaudited pro forma condensed consolidated statement of earnings contain all material adjustments necessary for a fair presentation applicable to the preparation of pro forma condensed financial statements.

        In preparing the unaudited pro forma condensed consolidated financial statements, no adjustments have been made to give effect to operating synergies that may result from the acquisition. As such, the unaudited pro forma condensed consolidated financial statements are not necessarily indicative of the results that actually would have occurred, or results expected in future periods, had the events reflected herein occurred on the dates indicated.

        The unaudited pro forma condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements of CGI included by reference in the Circular.

3.    Significant Assumptions and Adjustments

        In the preparation of the unaudited pro forma condensed consolidated financial statements, the following significant assumptions and adjustments have been made:

            (i)  The unaudited pro forma condensed consolidated balance sheet at September 30, 2002 gives effect to the acquisition discussed in Note 1 above as if it had occurred on September 30,

  2002. The unaudited pro forma condensed consolidated statement of earnings for the year ended September 30, 2002 gives effect to the acquisition as if it had occurred on October 1, 2001.

          (ii)  The unaudited pro forma condensed consolidated financial statements assume that CGI will pay $4.25 or issue 0.5484 CGI Class A subordinate shares or any combination of the above as elected by Cognicase shareholders, for each outstanding common share of Cognicase. Under the assumption that all the shareholders of Cognicase accept the Offer and that there are 62,399,738 Cognicase common shares outstanding as at October 31, 2002, the total purchase price for the acquisition is estimated to be $318,298,000 including the payment of $48,100,000 guaranteed purchase price payable by the issuance of Cognicase common shares and professional fees and costs related to the acquisition estimated at $5,000,000 by CGI's management. The unaudited pro forma condensed consolidated financial statements assume that the $48,100,000 guaranteed purchase price payable by the issuance of Cognicase common shares will be paid by the issuance of 3,103,225 CGI Class A subordinated shares for an aggregate value of $24,050,000 and an equivalent cash consideration of $24,050,000.

          Also, the unaudited pro forma condensed consolidated financial statements assume that all Cognicase common shares are acquired by the Offeror and that the maximum aggregate cash consideration and maximum aggregate CGI Class A subordinate shares consideration will not exceed $156,649,000 and 20,213,233 CGI Class A subordinate shares respectively. For the purposes of the unaudited pro forma condensed consolidated financial statements based on publicly available information, the payment of the in-the-money amount of the Cognicase options was not considered in the establishment of the consideration to be paid and the purchase price allocation as the amounts were estimated to be not significant.

          (iii)  The unaudited pro forma condensed consolidated financial statements reflect the acquisition using the purchase method with the excess of the fair value of the consideration paid over the estimated fair value of net assets acquired being temporarily allocated to goodwill. This allocation is subject to change and is not necessarily indicative of the ultimate purchase price allocation. The final allocation is subject to completion of appraisal estimates and other valuations which would be completed within twelve months following the acquisition and may result in the purchase price being allocated to other identifiable intangible assets besides goodwill. A summary of the preliminary allocation of the total purchase consideration, is shown below:

$
(in thousands)
Non-cash working capital items	65,946
Fixed assets	58,526
Investments	6,119
Contract costs and other long-term assets	72,570
Future income taxes	3,696
Goodwill	141,128
Long-term debt and balance of purchase price payable (including current portion)	(61,320)

286,665
Cash position at acquisition	31,633

Net assets acquired	318,298

Consideration
Cash (see Note (iv))	156,649
Issuance of 20,213,233 CGI Class A subordinate shares	156,649
Acquisition costs (estimated by management) (see Note (iv))	5,000

318,298

          (iv)  Interest expenses of $7,129,000 have been recorded to reflect the estimated costs to be incurred on the amount of $161,649,000 which CGI's management expects to borrow at an estimated rate of 4.41% per annum to finance the acquisition.

          (v)  Provision for income taxes has been decreased by $2,709,000 to reflect the impact of the interest expenses adjustment.

          (vi)  Under the articles of incorporation of CGI, holders of CGI Class B shares (multiple voting) have pre-emptive rights in connection with certain issuances of CGI Class A subordinate shares or of securities convertible into CGI Class A subordinate shares. Pursuant to these pre-emptive rights, holders of CGI Class B shares (multiple voting) have a right to subscribe to that number of CGI Class B shares (multiple voting) which allow them to maintain their then current percentage voting partner associated with the CGI Class B shares (multiple voting) in CGI.

          Under the options agreement among Bell Canada, CGI, BCE Inc. and various other shareholders of CGI, BCE Inc. has additional pre-emptive rights in connection with certain issuances of CGI Class A subordinate shares or securities convertible into such shares to purchase that number of CGI Class A subordinate shares to maintain its equity participation in CGI.

          Holders of Class B shares (multiple voting) and BCE have not disclosed to CGI whether they will exercise their pre-emptive rights to acquire additional CGI Class B shares and CGI Class A subordinate shares. This potential issuance was not reflected in the unaudited pro forma condensed consolidated financial statements.

Offices of the Depositary

COMPUTERSHARE TRUST COMPANY OF CANADA

By Mail

P.O. Box 7021
31 Adelaide Street East
Toronto, Ontario
M5C 3H2

Attn: Corporate Actions

Toll Free: 1-800-564-6253

By Hand or Courier	By Hand or Courier
Montreal	Toronto
650 de Maisonneuve West 7th Floor Montreal, Québec	100 University Avenue 9th Floor Toronto, Ontario M5J 2Y1
Attn: Corporate Actions	Attn: Corporate Actions

Office of the Dealer Managers in Canada

CIBC WORLD MARKETS INC.	DESJARDINS SECURITIES INC.
600 de Maisonneuve Blvd. West Suite 3050 Montreal, Québec H3A 3J2	1 Complexe Desjardins 29th Floor, South Tower Montreal, Québec H5B 1J2
Tel: (514) 847-6300 Facsimile: (514) 847-6430	Tel: (514) 281-2244 Facsimile: (514) 842-7975

Any questions and requests for assistance may be directed by
Shareholders to the Depositary at its telephone number set out above.

PART II

INFORMATION NOT REQUIRED TO BE SENT TO SHAREHOLDERS

        The following documents are filed as exhibits to this registration statement:

  1.1
  Press Release dated December 6, 2002.

  1.2
  Form of Advertisement.

  2.1
  Annual Information Form of the Registrant dated February 15, 2002, for the fiscal year ended September 30, 2001.(1)

  2.2
  Audited Comparative Consolidated Financial Statements of the Registrant and the notes thereto for the fiscal year ended September 30, 2002, together with the auditors' report thereon.(2)

  2.3
  Management's Discussion and Analysis of Financial Position and Results of Operation of the Registrant for the fiscal year ended September 30, 2002.(2)

  2.4
  Information Circular of the Registrant dated December 12, 2001 in connection with the annual general meeting of shareholders held on January 21, 2002, excluding those portions thereof which appear under the headings "Report of the Human Resources and Corporate Governance Committee on the Remuneration of Directors and Named Executive Officers", "Remuneration of Named Executive Officers—Performance Graph" and "Corporate Governance" in the Information Circular (which portions shall be deemed not to have been incorporated by reference).

(1)
Incorporated by reference to the bidder's Form 6-K (File No. 000-29716) filed January 22, 2002.

(2)
Incorporated by reference to the bidder's Form 6-K (File No. 000-29716) filed December 6, 2002.

PART III

UNDERTAKINGS AND CONSENT TO SERVICE OF PROCESS

Item 1. Undertakings.

        (a)  The bidder undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the U.S. Securities and Exchange Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to this schedule or to transactions in said securities.

        (b)  The bidder undertakes to disclose in the United States, on the same basis as it is required to make such disclosure pursuant to applicable Canadian federal and/or provincial or territorial laws, regulations or policies, or otherwise discloses, information regarding purchases of the issuer's securities in connection with the cash tender or exchange offer covered by this schedule. Such information shall be set forth in amendments to this schedule.

        (c)  The bidder undertakes to disclose in the United States, on the same basis as it is required to make such disclosure pursuant to applicable Canadian federal and/or provincial or territorial laws, regulation or policy, or otherwise discloses, information regarding purchases of the issuer's or bidder's securities in connection with the offer.

Item 2. Consent to Service of Process.

        (a)  At the time of filing this schedule, the bidder has filed with the Commission a written irrevocable consent and power of attorney on Form F-X.

        (b)  Any change to the name or address of the registrant's agent for service shall be communicated promptly to the Commission by amendment to Form F-X referencing the file number of the registrant.

PART IV

SIGNATURES

        By signing this schedule, the bidder consents without power of revocation that any administrative subpoena may be served, or any administrative proceeding, civil suit or civil action where the cause of action arises out of or relates to or concerns any offering made or purported to be made in connection with the filing on Schedule 14D-1F or any purchases or sales of any security in connection therewith, may be commenced against it in any administrative tribunal or in any appropriate court in any place subject to the jurisdiction of any state or of the United States by service of said subpoena or process upon the registrant's designated agent.

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CGI GROUP INC.
By:	/s/ SERGE GODIN
Serge Godin, Chairman of the Board and Chief Executive Officer
Date: December 6, 2002

EXHIBIT INDEX

1.1	Press Release dated December 6, 2002.
1.2	Form of Advertisement.
2.1	Annual Information Form of the Registrant dated February 15, 2002, for the fiscal year ended September 30, 2001.(1)
2.2	Audited Comparative Consolidated Financial Statements of the Registrant and the notes thereto for the fiscal year ended September 30, 2002, together with the auditors' report thereon.(2)
2.3	Management's Discussion and Analysis of Financial Position and Results of Operation of the Registrant for the fiscal year ended September 30, 2002.(2)
2.4
Information Circular of the Registrant dated December 12, 2001 in connection with the annual general meeting of shareholders held on January 21, 2002, excluding those portions thereof which appear under the headings "Report of the Human Resources and Corporate Governance Committee on the Remuneration of Directors and Named Executive Officers", "Remuneration of Named Executive Officers—Performance Graph" and "Corporate Governance" in the Information Circular (which portions shall be deemed not to have been incorporated by reference).

(1)
Incorporated by reference to the bidder's Form 6-K (File No. 000-29716) filed January 22, 2002.

(2)
Incorporated by reference to the bidder's Form 6-K (File No. 000-29716) filed December 6, 2002.

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PART I INFORMATION REQUIRED TO BE SENT TO SHAREHOLDERS
  Item 1. Home Jurisdiction Documents
  Item 2. Informational Legends
NOTICE TO SHAREHOLDERS IN THE UNITED STATES
FORWARD LOOKING STATEMENTS

DEFINITIONS
SUMMARY
CONSENT OF COUNSEL
CONSENT OF AUDITORS
APPROVAL AND CERTIFICATES
SCHEDULE "A" Additional Information Concerning CGI CGI Group Inc. Table of Contents
SCHEDULE "B" Unaudited pro forma condensed consolidated financial statements

Unaudited pro forma condensed consolidated financial statements Compilation report
CGI GROUP INC. Unaudited pro forma condensed consolidated statement of earnings year ended September 30, 2002
CGI GROUP INC. Unaudited pro forma condensed consolidated balance sheet as at September 30, 2002
CGI GROUP INC. Notes to unaudited pro forma condensed consolidated financial statements year ended September 30, 2002
PART II
PART III
PART IV